

13000028



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
1/10/13

January 18, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/18/13

Roxane F. Reardon
Simpson Thacher & Bartlett LLP
rfreardon@stblaw.com

Re: Rockwood Holdings, Inc.
Incoming letter dated January 10, 2013

Dear Ms. Reardon:

This is in response to your letter dated January 10, 2013 concerning the shareholder proposal submitted to Rockwood by the Committee for Investor Responsibility at Wesleyan University. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Brett Salafia
Investment Office
Wesleyan University
bsalafia@wesleyan.edu

January 18, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rockwood Holdings, Inc.
Incoming letter dated January 10, 2013

The proposal relates to climate change.

There appears to be some basis for your view that Rockwood may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Rockwood's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Rockwood omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Rockwood relies.

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2758

E-MAIL ADDRESS
rfreardon@stblaw.com

BY E-MAIL

January 10, 2013

Re: Rockwood Holdings, Inc. – 2013 Meeting of Stockholders
Proposal of The Committee for Investor Responsibility at Wesleyan University

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Rockwood Holdings, Inc., a Delaware corporation ("Rockwood" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement (together, the "Proposal") submitted by the Committee for Investor Responsibility at Wesleyan University (the "Proponent") for inclusion in the proxy materials to be distributed by Rockwood in connection with its 2013 annual meeting of stockholders (the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against Rockwood if Rockwood omits the Proposal in its entirety from the Proxy Materials.

Rockwood intends to file the definitive proxy statement for its 2013 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this letter is also being sent by overnight courier to the Proponent as notice of Rockwood's intent to omit the Proposal from Rockwood's Proxy Materials. Rule 14a-8(k) and SLB 14D provide that a stockholder proponent is required to send to the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff.

Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to Rockwood. Similarly, we will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Rockwood or us.

The Proposal

The Proposal reads as follows:

"Resolved

Shareholders request that the Board of Directors develop policies that will minimize Rockwood Holdings' impacts on climate change, with a focus on setting company-wide targets to improve energy efficiency, and annually assess progress in achieving the company's goals."

Basis for Exclusion

For the reasons described in this letter and consistent with actions taken by the Staff in relation to similar proposals, we respectfully submit that Rockwood be permitted to exclude the Proposal, pursuant to:

- Rule 14a-8(b)(1) (Who is eligible to submit a proposal) and Rule 14a-8(f) (Failure to follow one of the eligibility or procedural requirements) because the Proponent failed to demonstrate continuous ownership of Company securities for one year prior to the submission date of the Proposal (see Section A below);

- Rule 14a-8(i)(10) (Substantially Implemented) because Rockwood has already substantially undertaken the actions required by the Proposal by adopting policies to decrease Rockwood's impact on climate change, increase energy efficiency, set targets to reduce energy use and annually assess actions pursuant to these policies (see Section B below); and

- Rules 14a-8(i)(3) (Violation of Proxy Rules) because the Proposal is false and misleading, impermissibly vague and impossible for Rockwood to implement (see Section C below).

We further submit, consistent with the Staff's view outlined in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), that the Proposal may not be revised further as any revisions would not be minor in nature and, accordingly, would be filed after December 6, 2012, the date disclosed in Rockwood's 2012 proxy statement as the deadline for stockholders to submit proposals to be included in Rockwood's Proxy Materials (see Section D below).

A. **Rockwood May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).**

1. Introduction

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of Rockwood's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. When the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the stockholder has owned the requisite amount of securities continuously for one year as of the date the stockholder submits the proposal. See SLB 14. Under Rule 14a-8(f)(1), Rockwood may exclude a stockholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that Rockwood timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

2. Correspondence between Rockwood and Proponent

(i) Submission of the Proposal and Initial Supporting Documentation

On November 29, 2012, the Proponent submitted the Proposal to Rockwood via first class mail which was received by Rockwood on December 4, 2012 and provided monthly brokerage statements from J.P. Morgan for the period September 30, 2011 until September 30, 2012 including certain entries for Rockwood (the "Initial Supporting Documentation").

(ii) Deficiency Notice

After determining that the Proponent was not a stockholder of record, in accordance with Rule 14a-8(f)(1), on December 10, 2012, Rockwood sent a letter to the Proponent via Federal Express, email and facsimile (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of Rockwood shares continuously for at least one year prior to the date of submission of the Proposal. A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice included, in relevant part:

- A description of the eligibility requirements of Rule 14a-8(b);
- A statement explaining the deficiencies in the proof of ownership letter submitted with the Proposal— i.e., "the brokerage account statements included with the stockholder proposal submitted by Wesleyan do not constitute sufficient proof of ownership as they do not verify continuous ownership of Rockwood's ownership

for the entire one-year period preceding and including the date that the proposal was submitted";

- An explanation of what the Proponent should do to comply with the rule— i.e., "Wesleyan must obtain and provide a new proof of ownership letter from the 'record' holder of Wesleyan's securities, verifying continuous ownership of the requisite amount of securities for the one year period preceding and including the date of submission of the stockholder proposal, i.e., November 29, 2012, in order to cure this defect";
- A statement calling the Proponent's attention to the 14-day deadline for responding to Rockwood's notice— i.e., "Pursuant to Rule 14a-8(f), you must provide us with sufficient verification of Wesleyan's beneficial ownership of Rockwood's securities within 14 calendar days of your receipt of this letter."; and
- A copy of Rule 14a-8.

(iii) Record Holder Letter

On December 18, 2012, in response to the Deficiency Notice, the Proponent sent an email to Rockwood and attached to that email a letter from J.P. Morgan, dated December 18, 2012 (the "Record Holder Letter"). A copy of the Record Holder Letter is included in the materials attached hereto as Exhibit C. The Record Holder Letter claimed to confirm that "for the 12-month period from November 1, 2011 to November 15, 2012, Wesleyan University has held at least $2,000 worth of Rockwood Holdings common stock continuously" and that "the aforementioned shares of stock are registered under J.P. Morgan's Participant number at the Depository Trust Company. This Record Holder Letter however failed to show ownership through to the date on which the Proponent submitted the proposal (November 29, 2012), as the Deficiency Notice had highlighted was required.

3. *Requirements of Rule 14a-8(b) and Application to the Initial Supporting Documentation and Record Holder Letter*

(i) Staff Guidance

SLB 14 indicates that Rule 14a-8(f) expressly provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if "the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s)."

Rule 14a-8(b) requires a stockholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the stockholder submits the proposal. SLB 14 makes clear that a difference of even one day between the date of the stockholder's proof of ownership and the date of submission of a stockholder proposal will cause that proof of ownership to be insufficient to demonstrate that a proponent meets the ownership eligibility requirements of Rule 14a-8(b), setting forth the following example:

"If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Further, the Staff in both Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") and Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G") have highlighted that a common error made by stockholders submitting proposals is a failure to provide proof of ownership for "at least one year by the date you submit the proposal" as required by Rule 14a-8(b)(1) (see SLB 14F, emphasis added by the Staff).

(ii) Prior No-Action Relief

On numerous occasions the Staff has permitted the exclusion of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). For example, in the following no-action letters, the Staff permitted exclusion of proposals where the evidence of share ownership failed to document share ownership through the date of submission of the proposal with deficiencies of the number of days indicated parenthetically: Deere & Company (November 16, 2011) (three days); General Electric Company (October 7, 2010) (six days); Hewlett-Packard Co. (July 28, 2010) (five days), Microchip Technology Incorporated (May 26, 2009) (five days); International Business Machines Corp. (December 7, 2007) (four days); and Exxon Mobil Corp. (March 1, 2007) (six days).

(iii) Application to Proposal and Correspondence

The Initial Supporting Documentation failed to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Rockwood's shares from November 29, 2011 (one year prior to the date of submission) through November 29, 2012 (the "Submission Date"). The Initial Supporting Documentation does not make any such statement, but is merely a brokerage statement which does not comply with SLB 14F, showing the Proponent holding Rockwood stock for a one year period from September 30, 2011 to September 30, 2012, a period which ends 60 days short of the Submission Date.

In response to the deficiencies in the Initial Supporting Documentation, Rockwood sent the Deficiency Letter, highlighting the deficiency and setting forth the proper steps to cure the deficiency. The Division of Corporate Finance has stated in SLB 14G that a proper notice of defect must "identif[y] the specific date on which the proposal was submitted and [explain] that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." As discussed above, the Deficiency Letter clearly identified that the Proponent must "obtain and provide a new proof of ownership letter from the 'record' holder of Wesleyan's securities, verifying continuous ownership of the requisite amount of securities for the one year period preceding and including the date of submission of the stockholder proposal, i.e., November 29, 2012, in order to cure this defect".

The response by the Proponent in the form of the Record Holder Letter did not show a continuous one-year holding of Rockwood stock through the Submission Date and thus failed to correct the deficiency relating to the one-year holding period. The Record Holder Letter purports to verify that the Proponent held Rockwood Stock for a 12-month period from November 1, 2011 to November 15, 2012, a period that ends 14 days short of the Submission Date. As indicated by SLB 14, SLB 14F and SLB 14G, and as supported in the No Action Letters listed above, the 14 day gap between the date set forth in the Record Holder Letter and the Submission Date renders the Proposal irreparably deficient.

Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Rockwood believes that the Proposal may be excluded pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after valid notification by Rockwood in the form of the Deficiency Letter.

B. Rockwood May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because Rockwood has Already Substantially Implemented the Proposal in Its Entirety.

1. Introduction

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company has already substantially implemented the proposal. The Staff has noted that the purpose of the predecessor rule to Rule 14a-8(i)(10) was "to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"). Under the current "substantial implementation" interpretation, the Staff has found that "a determination that [a company] has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (March 28, 1991).

2. The Proposal

The Proposal requests that Rockwood's Board develop policies to "minimize Rockwood Holdings' impacts on climate change, set targets to improve energy efficiency, and annually assess progress in achieving Rockwood's goals."

3. Substantial Implementation

(i) Minimizing Impact and Target Setting

Rockwood respectfully submits that it has substantially implemented the Proposal through its annual company-wide productivity improvement initiatives, which include energy efficiency and other environmental objectives. The Company has previously identified the importance of energy efficiency to its profitability, highlighted in its most recent Annual Report on Form 10-K that in 2011 "energy purchases represented approximately 8% of [Rockwood's] cost of products sold."

In addition, each year the Company holds safety, health and environmental ("SHE") planning sessions with each division regarding SHE matters, setting targets, including those related to energy efficiency and environmental objectives, individually calibrated based upon the nature and production activities of each division. Each division then works to implement the various SHE-related initiatives, with periodic assessment and reporting on progress towards stated goals. Rockwood employs expert personnel to assist the Company in evaluating and implementing environmental initiatives, as it deems appropriate for individual divisions. For example, Rockwood hired a new employee in 2012 whose primary role is to create and assess energy efficiency initiatives for the CeramTec production facilities in Germany.

In connection with its initiatives, Rockwood publishes information about its environmental projects and policies, including an environmental policy, attached hereto as Exhibit D ("Environmental Policy") and a sustainability report published in October 2012, attached hereto as Exhibit E (the "Sustainability Report"), each of which may be found on Rockwood's corporate website.

Rockwood's Environmental Policy provides that Rockwood is "committed to the establishment of Environmental Management Systems that effectively manage potential impacts from manufacturing, storage, distribution and disposal activities, and that provide energy conservation, waste minimization and recycling opportunities."

Rockwood's Sustainability Report focuses on the efforts Rockwood has made in improving energy efficiency and mitigating its impact on climate change. The Sustainability Report illustrates, through historical charts of results, descriptions of policies, and examples of practices, that Rockwood already views increasing energy efficiency as a core component of providing value to its stockholders and has actively pursued cleaner, less energy-intensive means of production. For example:

- On pages 17-18 of the Sustainability Report, Rockwood provides concrete examples of decreasing energy usage and increasing energy efficiency, including:

    1. "The new power station in Sachtleben's plant at Pori, Finland, supplies 70 megawatts of electrical power and 270 megawatts of high-pressure steam.

This power station, which is fueled primarily using natural resources (wood) and waste (including sawdust) from local Finnish saw mills, tree stumps and shredded plastic waste, produces power and steam much more efficiently than the old oil-fired power station, now a stand-by facility."

2. "The Rockwood Color Pigments and Services Turin facility eliminated the need for a salt recovery operation in its process, resulting in a 35 percent reduction in electricity demand during 2011."

3. "Sachtleben's Duisburg, Germany site reuses its excess steam from a milling process for the heating of wash water used in the production department, thereby... eliminating the need for water heaters in the production units."

- On page 19 of the Sustainability Report, Rockwood provides examples of how it has decreased its impact on climate change by converting the Rockwood Color Pigments & Services manufacturing facility in Easton, Pennsylvania from fuel oil to cleaner burning and safer natural gas and upgrading cooling devices in the Chemetall Langelsheim, Germany facility to decrease energy usage and use less ozone-depleting cooling agents.

Rockwood has undertaken other environmental projects as well. For example, Rockwood is currently constructing a geo-thermal energy source at its lithium production facility in Silver Peak, Nevada, which it expects to be completed in late 2013. This zero-emission renewable energy source is expected to significantly reduce energy costs at this facility.

Further, in its supporting statement, the Proponent states that the Company must be "well positioned to respond to existing and forthcoming regulations," implying that, absent the adoption of the Proposal, the Company will not be so positioned. In contrast, the Company believes that it is in compliance with all existing local regulations, and has positioned itself to be in compliance with forthcoming regulations. For example, almost all Rockwood facilities have adopted ISO 14001 and OSHAS 18001, which are voluntary world-wide standards applicable to environmental matters, including regulation, and which require continued improvements beyond those required by environmental laws.

(ii) Assessing Progress

The Proposal requests that Rockwood "annually assess progress" related to the above objectives. As part of its productivity improvement initiatives, including energy efficiency and other environmental projects, each division assesses its progress towards its goals, and individuals in each division then work together with corporate personnel to gather and analyze relevant data. Such data becomes the basis for reports, first to senior management, and ultimately the Corporate Governance and Nominating Committee of the Board of Directors of the Company.

Further, Rockwood makes certain information about its assessments available publicly. Both the Sustainability Report and Rockwood's website detail Rockwood's initiatives regarding Greenhouse Gas emissions and energy management, as requested by the Proposal, as well as pollution management, water management and worker safety. Rockwood's various initiatives in each area are discussed, and specific steps that have been taken, and the corresponding results, are explained. The results are presented numerically as well as with examples, and often visually through tables and charts. For example:

- On page 17, the Sustainability Report discusses Rockwood's efforts to collect eco-efficiency data since 2008, including information with respect to direct and indirect energy and fuel consumption and CO_2 emissions based on the Greenhouse Gas Protocol, and discloses that the "majority of [Rockwood's] production sites collect and report eco-efficiency data annually."

- On pages 17-18 of the Sustainability Report, Rockwood discloses its direct and indirect energy usage from 2008-2011, noting on page 18 that Rockwood's "reduction projects focus on the investment in energy efficient technologies and energy saving measures, such as improvements in heat recovery, electric drive efficiency and reducing overall energy requirements within our production processes."

Rockwood therefore already performs assessments of its progress towards the goals set and further, reports to stockholders and to the public on certain of its efforts to improve energy efficiency and decrease its carbon emissions. Accordingly, we submit that Rockwood has substantially implemented this component of the Proposal.

4. *Prior No-Action Relief*

The Staff has previously concurred with companies seeking to omit stockholder proposals seeking to improve the company's energy efficiency or decrease its carbon emissions where the company has already adopted general policies, practices or procedures to improve energy efficiency or reduce carbon intensity. See, Duke Energy Corp. (February 21, 2012) (Staff noted that a proposal for a committee of independent directors to assess actions Duke Energy was taking to build stockholder value by reducing greenhouse gas and other air emissions by providing energy efficiency programs to its customers had been substantially implemented because "Duke Energy's policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal."); Wal-Mart Stores, Inc. (March 30, 2010) (Regarding a proposal that Wal-Mart adopt several principles to combat global warming, including investing in energy efficiency, the Staff found that Wal-Mart had substantially implemented the proposal). Similarly, when proposals seek reports on company efforts to improve energy efficiency or sustainability, the Staff has generally concurred with companies seeking to omit proposals where the company's public disclosures provided the type of information requested in the proposal. See, e.g., Abercrombie & Fitch Co. (March 28, 2012) (Regarding a proposal that Abercrombie "prepare a sustainability report that includes strategies to reduce greenhouse gas emissions [and] address energy efficiency measures," the Staff noted that "Abercrombie's public disclosures compare favorably with the guidelines of the proposal and that Abercrombie has, therefore, substantially implemented the proposal"); Alcoa Inc. (February 3, 2009) (Staff concurred with the exclusion of a proposal for a report on global warming where Alcoa had already prepared a report on climate change and environmental sustainability).

5. Summary

We note that the Proposal asks the Board to adopt general policies and practices and does not go any further in describing specific policies or objectives of any such policies and practices. As such, the Proposal gives the Board great discretion to determine what policies, targets and assessment metrics to adopt. Because of the lack of specificity as to how the Proposal needs to be implemented, Rockwood's determination regarding whether it has already substantially implemented the Proposal should be given great deference. Rockwood currently gives careful consideration to its environmental impact and policies after careful consideration and with due regard to the actions that Rockwood may properly take to help combat climate change. As a result, Rockwood does not anticipate that it would adopt any additional policies in addition to those already implemented with regard to climate change if the Proposal were to be adopted. As such, Rockwood believes it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal is False and Misleading, Impermissibly Vague and Impossible to Implement by Rockwood, and, Accordingly, is Excludable under Rule 14a-8(i)(3).

1. Introduction

The Staff has taken the position that a stockholder proposal may be excluded from Proxy Materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading" or if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (see Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B")). Rockwood believes that the Proposal should be excluded from the Proxy Materials because it believes that the Proposal is both false and misleading and impermissibly vague.

2. False and Misleading Aspects of the Proposal

Rockwood believes that there are objectively false and misleading statements that are included in the supporting statement of the Proposal, and that these statements are misleading in a manner that materially misrepresents the factual backdrop for the Proposal. The Proponent states that: "Unlike many of its peers, Rockwood Holdings does not disclose information investors need to evaluate its energy management. By contrast, both [The] Dow [Chemical Company] and Eastman [Chemical Company] report on energy use through the

Global Reporting Initiative." By seeking to contrast Rockwood with other companies which utilize the Global Reporting Initiative, the Proponent declares Rockwood does not disclose information about is energy management and implies that Rockwood does not currently provide information using the Global Reporting Initiative. In fact, Rockwood's Sustainability Report is based upon the framework set forth in the Global Reporting Initiative, is publicly available on the Company's website, and was specifically identified to the Proponent in the Deficiency Letter. As part of its environmental initiatives, Rockwood intends to continue using the principles of the Global Reporting Initiative as a framework for its evaluations and future sustainability reports.

The Proponent also implies in its supporting statement to the Proposal that Rockwood does not adequately monitor its CO_2 emissions or take steps to reduce those emissions. For example, the supporting statement states: "Regulations increasingly call for improved energy efficiency in chemical production. Regulators will likely require that heavy-emitting industrial facilities prove use of *Best Available Control Technology* (BACT) for CO_2 emissions. Energy efficient production is likely to be a principal component of BACT. Our company must be well positioned to respond to existing and forthcoming regulations." In fact, Rockwood has already implemented BACT for CO_2 emissions, where applicable, and is currently in compliance with all local regulations. Further, Rockwood believes it is well positioned to respond to existing and forthcoming regulations, as evidenced by its adoption of ISO 14001 and OSHAS 18001, which are voluntary world-wide standards calling for environmental initiatives beyond local regulations, and which require continuous improvement and third-party verification. Thus, the suggestion that Rockwood is not in compliance with existing regulations, or in a position to comply with future regulations, is simply false.

The Proponent implies in its statement that Rockwood has not undertaken any energy efficient production initiatives commenting: ". . . [The] Dow Chemical [Company] saves $1.9 million annually from an investment in improved efficiency steam systems . . . FMC [Industrial] Chemicals saves $911,000 annually from boiler improvements." However, Rockwood sets out on pages 16, 17 and 18 of the Sustainability Report numerous initiatives it has undertaken to reduce its energy usage and reduce the corresponding emissions. As disclosed on page 17 of the Sustainability Report, Rockwood has built a new power station at its plant in Pori, Finland, which produces power and steam much more efficiently than the oil-fired power station, and is fueled primarily using natural resources (wood) and waste (sawdust). The Sustainability Report discloses a number of initiatives on page 18 for reduction of energy usage, including new kilns in Easton, PA resulting in an overall site GHG emission reduction of 25%, and a replacement of cooling-agents in sites in Germany that have seen a reduction in energy usage from 136kW per device to 70 kW. Other cost-saving examples include our clean burning natural gas co-generation facility for steam and electricity at our facility in Turin, which saves Rockwood approximately $2.94 million euros per year when compared to the purchase of electricity from external providers. The Proponent's implication that, in contrast to The Dow Chemical Company and FMC Industrial Chemicals, Rockwood has not saved any money as a result of environmental initiatives, is misleading.

We believe that the previously mentioned statements are materially and objectively false and misleading individually, and taken together make the entire premise of the Proposal false and misleading. For these reasons, we respectfully request that the Staff concur that Rockwood may exclude the Proposal under Rules 14a-8(i)(3) and 14a-9 on the grounds that it contains false and misleading statements.

3. Materially Vague and Indefinite Aspects of the Proposal

Rockwood believes that the Proposal is materially vague and indefinite because it is subject to multiple interpretations as to what a policy that "minimizes impact on climate change" is, and what "company-wide targets to improve energy efficiency" could be. Critically, the key terms of the Proposal are subject to multiple interpretations, which could result in materially different actions and outcomes. The Proposal provides no outline or examples as to what policies or standards are required by the Proposal. There is only an indirect reference in the supporting statement to the Proposal to the Global Reporting Initiative (GRI), while making no specific recommendation. Thus, the Proposal is impermissibly vague, as it does not clarify to what extent impact on climate change should be "minimized" or what should be the form or content of related assessments, leaving these points open to multiple interpretations of what may be required in order to satisfy the requirement.

(i) <u>Minimizing Impact and Target Setting</u>

As previously stated, Rockwood believes that it has substantially implemented the requirement to minimize impact on climate change and set appropriate related targets. The Proposal does not cite to any specific examples of further undertakings or measures that it wishes Rockwood to implement. In the absence of any citation or reference to a specific and comprehensive policy, stockholders could not know what actions Rockwood would be expected to take in response to the Proposal, and Rockwood would not know what actions would be expected of it if it sought to implement the Proposal.

Specifically, the Proposal's reference to "minimize[ing] impact on climate change" is vague, could be interpreted widely, and does not indicate the relative weight the Board should value impact on climate change versus other objectives, including maximizing stockholder value. For example, it is unclear whether the Proposal, in order to be properly implemented, would require the shutting down of some or even all production facilities and energy generating plants in order to "minimize" impact on climate change. Clearly, such a course of action would not be in the best interests of stockholders.

(ii) <u>Assessing Progress</u>

Also as previously described, Rockwood currently assesses many aspects of its environmental policies. The requirement in the Proposal to "annually assess progress in achieving the company's goals" is vague and hard to interpret; it is not clear whether the current level of assessments would be sufficient to meet the objectives of the Proposal, or whether additional assessments and reporting would be required. The supporting statement to the Proposal contains references to other companies which report using the GRI. As noted above, Rockwood's Sustainability Report is based upon the framework set forth in the Global Reporting Initiative; in the absence of more specific recommendations in the Proposal, it is unclear what Rockwood additionally must do to sufficient address the Proposal's assessment requirement.

We note that the Staff has allowed the exclusion of stockholder proposals that impose a standard by reference to a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. For example, the Staff allowed exclusion of proposals seeking to implement reporting using the GRI for failure to sufficiently explain the guidelines and thus the standards to which the company would be subject. See e.g., Exxon Mobil Corp (Naylor) (March 21, 2011), The Ryland Group, Inc. (January 19, 2005); and Smithfield Foods, Inc. (avail. July 18, 2003) and see also ConAgra Foods, Inc. (July 1, 2004) (concurring in the exclusion under Rule 14a-8(i)(3) of a stockholder proposal requesting a report based on the "Global Reporting Initiative's sustainability reporting guidelines" after the company argued that the GRI was vague and fluid and could be implemented in multiple ways). As these examples illustrate, the Staff has in the past considered it is especially important that stockholders be provided an explanation of the standards which shareholders are being asked to vote to implement, and in the sphere of climate change and energy management, have declined to consider a reference to the GRI to be sufficiently clear and precise. As Staff precedent indicates, Rockwood's stockholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. See SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires") and Capital One Financial Corp. (February 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against").

We believe that the Proposal, and in particular, the reference in the supporting statement to the Proposal to energy management reporting through the GRI, are vague, indefinite, confusing in the context of Rockwood's current policies and initiatives and utilization of the GRI framework, and open to different interpretations, and thus, suffers from a fatal lack of certainty as to what the Proposal requires Rockwood's Board of Directors to implement. For these reasons, we respectfully request that the Staff concur that Rockwood may exclude the Proposal under Rules 14a-8(i)(3) and 14a-9 on the grounds of false and misleading statements.

D. Proponents Cannot Amend the Proposal

Proponents cannot amend the Proposal to comply with Rule 14a-8 because the necessary revisions would not be minor in nature. In SLB 14, the Staff notes that is has a "long-standing practice of issuing no-action responses that permit stockholders to make revisions that are minor in nature and do not alter the substance of the proposal," in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected."

The defects present in the Proposal and described in Sections A through C above are neither "relatively minor" nor "easily corrected." In particular, the entirety of the Proposal has already been substantially implemented by Rockwood, as outlined above, so no minor revision could make the proposal describe a new, unimplemented policy, practice or procedure. Any revisions would effectively create a whole new proposal, and therefore should be impermissible under the terms of SLB 14.

E. Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Rockwood excludes the Proposal from the Proxy Materials. If the Staff disagrees with Rockwood's conclusion that it is entitled to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,



Roxane F. Reardon

Enclosures

cc: Brett Salafia, Associate Investments and Operations, Wesleyan University

Thomas J. Riordan, Senior Vice President, Law & Administration, and Secretary, Rockwood Holdings, Inc.

EXHIBIT A

Copy of the Original Proposal and Supporting Statement/Documentation

WESLEYAN
UNIVERSITY

Committee for Investor Responsibility
45 Wyllys Avenue, Room 104
Middletown, CT 06459



November 29, 2012

Dear Chairman Ghasemi,

We, the Committee for Investor Responsibility at Wesleyan University, mailed a letter to Rockwood's board of directors in early November. The letter discussed our desire to obtain more information regarding Rockwood's energy management strategy. Having not received a response, we have decided to submit a shareholder resolution. The resolution and monthly account statements are attached. We welcome an ongoing dialogue throughout the process.

We affirm Wesleyan Investment Office's intent to hold requisite amount of shares of Rockwood Holdings through the annual meeting.

We look forward to hearing from you.

Sincerely,
The Wesleyan Committee for Investor Responsibility

Signed of Behalf,

Brett Salafia,
Associate, Investments and Operations
Wesleyan University

WESLEYAN
UNIVERSITY

Brett Salafia
Associate, Investments and Operations



Investment Office
237 High Street, NC, 4th Floor
Middletown, Connecticut 06459
860 685 2933 fax: 860 685 2766
bsalafia@wesleyan.edu

Rockwood Holdings

Whereas
Managing and reporting sustainability performance, including improving energy efficiency, will make our company more responsive to a global business environment characterized by heightened public expectations around climate change, volatile energy prices, and changing regulations.

Effective sustainability management and value creation are strongly linked. In 2012, Deutsche Bank conducted an exhaustive literature review of over 150 studies and four meta studies on sustainable investing. They found 89% of studies demonstrate that companies with high Environmental, Social, and Governance (ESG) ratings show market outperformance. 85% of the studies indicate that these companies outperform on accounting measures.

Sustainability practices matter to investors. For example, a Goldman Sachs report states, "firms with leading ESG scores tend to generate higher and more durable returns on capital than sector peers." Additionally, the 915 signatories to the Principles for Responsible Investment, which collectively manage more than $30 trillion, have publically pledged to incorporate ESG factors into investment decisions.

Regulations increasingly call for improved energy efficiency in chemical production. Regulators will likely require that heavy-emitting industrial facilities prove use of *Best Available Control Technology (*BACT*)* for CO_2 emissions. Energy efficient production is likely to be a principal component of BACT. Our company must be well positioned to respond to existing and forthcoming regulations.

Energy efficiency is also critical given the volatility of energy prices. U.S. chemical producers spent $26.9 billion on energy in 2008. (Annual Survey of Manufacturers, U.S. Chemicals (NAICS 325), 2008)

The chemical industry can invest profitably in energy efficiency.
McKinsey estimates that $1.3 billion per year could be saved from "economically attractive" investments in energy efficiency. Additionally, over 100 government incentives exist for energy efficiency projects at chemical plants.

According to a 2007 IEA report, the U.S. chemical industry has a 30% gap between current practice and "best practice technology". The U.S. chemical industry lags behind that of many countries in energy efficiency, including Germany (9.8%), France (11%), India (15.8%), Brazil (17.2%), and China (20.5%).
(http://www.iea.org/textbase/nppdf/free/2007/tracking_emissions.pdf)

Many companies already benefit from their investments in energy efficiency. Dow Chemical saves $1.9 million annually from an investment in improved efficiency steam systems. (http://www1.eere.energy.gov/manufacturing/tech_deployment/pdfs/42009.pdf)



FMC Chemicals saves $911,000 annually from boiler improvements, an investment with a payback period of only six weeks. (http://www.nrel.gov/docs/fy04osti/35863.pdf)

Unlike many of its peers, Rockwood Holdings does not disclose information investors need to evaluate its energy management. By contrast, both Dow and Eastman report on energy use through the Global Reporting Initiative, and both tout 10 year plans to reduce energy intensity by 25%.
(http://files.shareholder.com/downloads/EXP/934444569x5566857x453621/555dbad0-e940-489c-961f-990f42c704b1/Eagle-2011_Sustainability.pdf)
(www.eastman.com/company/news_center/2010/pages/eastman_chemical_company_becomes_a_save_energy_now_leader.aspx)

Opportunities to improve energy efficiency are abundant. Taking advantage of these opportunities is critical to our company's competitiveness and our role as a corporate citizen.

Resolved
Shareholders request that the Board of Directors develop policies that will minimize Rockwood Holdings' impacts on climate change, with a focus on setting company-wide targets to improve energy efficiency, and annually assess progress in achieving the company's goals.

EXHIBIT B

Copy of the Deficiency Notice

Lombardo, Jenelle

From:	Lombardo, Jenelle
Sent:	Monday, December 10, 2012 10:46 AM
To:	'bsalafia@wesleyan.edu'
Subject:	Stockholder Proposal
Attachments:	Response Letter.pdf; Rule 14a-8. Shareholder Proposals.pdf

Dear Mr. Salafia,

Please find the attached documents I am sending you on behalf of Thomas Riordan.

Regards,

JENELLE L. LOMBARDO
ROCKWOOD SPECIALTIES INC.
100 OVERLOOK CENTER
PRINCETON, NJ 08540
P. 609-734-6438
F. 609-514-8722
WWW.ROCKSP.COM

* * * Communication Result Report (Dec.10. 2012 10:43AM) * * *

FAX HEADER: ROCKWOOD SPECIALTIES

Date/Time: Dec.10. 2012 10:40AM

File Mode	Destination	Pg(s)	Result	Page Not Sent
8715 Memory TX	18606852766	P. 8	OK	

Reason for error
E.1) Hang up or line fail
E.2) Busy
E.3) No answer
E.4) No facsimile connection

Rockwood
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Rockwood Specialties, Inc.
100 Overlook Center
Princeton, NJ 08540
(609) 734-6406 Phone
(609) 514-8722 Fax

facsimile transmittal

To: Mr. Brett Sniatie | Fax: 860-685-2766

From: Thomas J. Riordan | Date: December 10, 2012

Re: Stockholder Proposal Letter | Pages: 8 (including cover)

CC:

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Notes. Please find the following response letter and Rule 14a-8 regarding Shareholder Proposals.


Rockwood
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VIA FEDERAL EXPRESS AND E-MAIL AND FACSIMILE

December 10, 2012

Re: Stockholder Proposal

Wesleyan University
Committee for Investor Responsibility
45 Wyllys Avenue, Room 104
Middletown, Connecticut 06459

Dear Mr. Salafia:

This letter is in response to a stockholder proposal submitted by the Committee for Investor Responsibility at Wesleyan University ("Wesleyan") to be included in the 2013 proxy statement for Rockwood Holdings, Inc. (the "Company"). In your letter you make reference to previous correspondence, we have no record of receiving such letter. The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiency in your submission.

Rule 14a-8(b)(1) of the Exchange Act provides that, among other requirements, a stockholder is eligible to submit a proposal pursuant to Rule 14a-8 if the proponent has "continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder proponent] submit[s] the proposal." Our records do not list Wesleyan as a registered holder of shares of the Company's common stock. Since Wesleyan is not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) of the Exchange Act provides that Wesleyan may prove its eligibility by submitting either: (1) a written statement from the "record" holder of Wesleyan's securities (usually a broker or bank) verifying that, at the time Wesleyan submitted its proposal, Wesleyan had continuously held the required amount of the Company's common stock for at least one year or (2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting Wesleyan's ownership of the shares as of or before the date on which the one-year eligibility period begins along with a written statement by Wesleyan that it continuously held the required number of shares for the one-year period as of the date of the statement.

The brokerage account statements included with the stockholder proposal submitted by Wesleyan do not constitute sufficient proof of ownership as they do not verify Wesleyan's continuous ownership of the Company's securities for the entire one-year period preceding and including the date that the proposal was submitted. Instead, Wesleyan must obtain and provide a new proof of ownership letter from the "record" holder of Wesleyan's securities, verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including the date of submission of the stockholder proposal, i.e., November 29, 2012, in order to cure this defect. Please note further that the Division of Corporate Finance of the Securities and Exchange Commission takes the position that, for purposes of Rule 14a-8(b)(2)(i), only securities intermediaries that are participants in The Depository Trust Company ("DTC"), or affiliates of DTC participants, are considered "record" holders of securities that are deposited at DTC. Accordingly, to the extent that shares of the Company held by Wesleyan are deposited at and held through DTC, the proof of ownership letter that Wesleyan obtains and provides must be from a DTC participant or an affiliate of a DTC participant in order to satisfy the proof of ownership requirements set forth in Rule 14a-8.

Pursuant to Rule 14a-8(f), you must provide us with sufficient verification of Wesleyan's beneficial ownership of the Company's securities within 14 calendar days of your receipt of this letter. For your reference, we have attached a copy of Rule 14a-8 of the Exchange Act. To transmit your reply electronically, please reply to my attention at the following fax number: 609-514-8722 or by e-mail to t.riordan@rocksp.com. To reply by mail, please reply to my attention at Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540. Otherwise, please contact me at 609-734-6406 should you have any questions. With regard to your proposal, I refer you to our website www.rocksp.com under "Sustainability" for a copy of our "Sustainability Report". We greatly appreciate your interest in the Company.

Sincerely,



Thomas J. Riordan

Enclosure

EXHIBIT C

Copy of the Record Holder Letter

J.P.Morgan

Brian McDonald
Client Service Officer
Worldwide Security Services

December 18, 2012

Thomas J. Riordan
Rockwood Holdings, Inc.
100 Overlook Center,
Princeton, New Jersey 08540

RE: Wesleyan University --ownership of Rockwood Holdings

To Whom It May Concern,

For the 12-month period from November 1, 2011 to November 15, 2012, Wesleyan University has held at least $2,000 worth of Rockwood Holdings common stock continuously.

This letter is to confirm that the aforementioned shares of stock are registered under J.P. Morgan's Participant number at the Depository Trust Company.

Please feel free to contact Brian McDonald at 614-217-0196 with any questions.

Thank you.

Sincerely,



Brian McDonald
Client Service Officer

EXHIBIT D

Copy of the Environmental Policy of Rockwood Holdings, Inc.

Rockwood
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Environmental Policy

Rockwood Holdings, Inc. and its subsidiaries are aware of their obligation to preserve and protect the environment. Each operation/facility will comply with relevant environmental laws and regulations.

Our subsidiaries are committed to the establishment of Environmental Management Systems that effectively manage potential impacts from manufacturing, storage, distribution and disposal activities, and that provide energy conservation, waste minimization and recycling opportunities. Manufacturing processes and products are also reviewed by each subsidiary to assure efficient use of natural resources.

Investment policy and control measures consider relevant interpretations of "Best Practice."

All Rockwood subsidiaries must develop and implement environmental programs that conform to this policy. Line management is responsible for implementing systems and procedures to control and monitor routine operations, and to respond to emergency situations. The subsidiaries must also establish audit procedures to monitor implementation to this Policy.

In addition, all employees shall plan and conduct their work in consideration of this policy by being aware of procedures, utilizing environmentally sound work practices and reporting to appropriate management any concerns they have related to this policy.



Dated: March 9, 2011

Seifi Ghasemi
Chairman and Chief Executive Officer

We Believe that All Accidents and Incidents are Preventable.

January 10, 2013

EXHIBIT E

Copy of the Sustainability Report of Rockwood Holdings, Inc.





Rockwood is a global group of inorganic specialty chemicals and advanced materials businesses with approximately 9,700 employees in more than 20 countries focusing on leadership in niche segments of the specialty chemicals, pigments and additives and advanced materials markets. Our materials are used in end-use products for nearly every industry and generate annual net sales of approximately $3.7 billion.

CONTENTS



Rockwood



We are committed.

Rockwood has always been committed to the fundamental principles of sustainability. Our people across the globe constantly work on developing smarter, cleaner and greener products to serve our customers. Sustainability is a business practice that we pursue in everything we do.

We have decided to issue this sustainability report for the first time to highlight what we have been doing. You will see, in reviewing this report, that as a CUSTOMER focused company we have been committed to developing products that meet all of the expectations of our customers, including all aspects of producing products that have a minimum impact on our environment.

Our corporate policy has always been to adhere to the highest standard of safety, health and environmental practice in all of our operations around the world. I can assure you that all of our 9,700 employees are committed to be the best in the world, to serve our customers and create value for our shareholders in a responsible way.

Thank you for your interest in Rockwood.

Seifi Ghasemi
Chairman and Chief Executive Officer

An Ongoing Commitment to Sustainability





Strong Performance and Financial Strength

Rockwood has had an impressive record of growth and profitability since it was formed in 2000. We have grown our revenue almost five-fold through acquisitions and organic growth, while maintaining high profit margins through the economic cycle. Throughout this period of growth, we maintained a strong balance sheet, steadily reduced our debt and recently began paying a regular quarterly dividend on our common stock. In addition, we serve diverse customers and geographies.

Rockwood has also generated strong cash flow through the economic cycle, enabling us to re-invest in our businesses to maintain our technical advantage and fuel future growth. Following substantial international growth, Rockwood is currently investing $215 million in its US manufacturing facilities. In addition we are investing $140 million to expand our lithium production in Chile. A measure of Rockwood's strength and stability is the fact that we have grown our global employment by 21 percent since 2005, when the company first listed on the New York Stock Exchange.

Our primary strategic focus has been and will continue to be the creation of shareholder value. Only by increasing the value of the business can Rockwood properly serve our customers, employees and communities. Today, Rockwood is stronger and more focused than the day it was founded. We will continue to rely on our strong performance and financial strength to carry out our long-term goals.

Front cover and above: From the lithium salt ponds in Chile to laboratories and manufacturing sites around the world, Rockwood is committed to the sustainability of its business through employee safety, training and diversity, good production practices, respect for the environment and an ongoing investment in research and development.



2011 Net Sales by End-Use Market

A. Chemicals & Plastics	17%
B. Metal Treatment & General Industry	16%
C. Automotive	15%
D. Life Sciences	13%
E. Construction	10%
F. Specialty Coatings	10%
G. Electronics & Telecommunications	4%
H. Paper	2%
I. Environmental	2%
J. Consumer Products	1%
K. Other	10%



2011 Net Sales by Geography

A. Europe	55%
B. North America	23%
C. Asia	14%
D. Rest of World	8%

Our Company Culture Leads Us to Excellence In:

Safety, Health and Environment– we make protecting the safety and health of our employees and the communities where we operate our top priority. We focus on the delivery of industry-leading products with environmentally sound technologies/techniques and are committed to the safety of all those who interface with our products and processes.

Ethics and Integrity– we are fair, honest and conduct ourselves with integrity in our business practices.

Employees– we respect our employees. The collective success of Rockwood depends on each individual's commitment to excellence and hard work.

Financial Performance– we create value through our innovative products and operational excellence, which provides benefits to our employees, our communities, our customers and our shareholders.

Directors and Officers

Directors

Seifi Ghasemi	Chairman and Chief Executive Officer Rockwood Holdings, Inc. since 2001
Brian F. Carroll	Member, Kohlberg Kravis Roberts & Co. LLC Director since 2000
Nance K. Dicciani	Retired President and Chief Executive, Honeywell International's Specialty Materials Business Director since 2008
Sheldon R. Erikson	Chairman, Cameron International Corporation Director since 2005
Todd A. Fisher	Member, Kohlberg Kravis Roberts & Co. LLC Director since 2000
Douglas L. Maine	Retired General Manager, Consumer Products Industry Division, and former Chief Financial Officer International Business Machines Corporation Director since 2005
J. Kent Masters	Chief Executive Officer, Foster Wheeler AG Director since 2007

Officers

Seifi Ghasemi	Chairman and CEO
Robert J. Zatta	Senior Vice President and CFO
Thomas J. Riordan	Senior Vice President, Law and Administration and Secretary
Simon Jones	Vice President, Tax
Timothy McKenna	Vice President, Investor and Government Relations
Udo Pinger	General Counsel, Europe
Mark C. Kelly	Vice President, Corporate Finance
Michael W. Valente	General Counsel, North America

Operating Officers

Steffen Haber	President, Rockwood Lithium
Joris Merckx	President, Chemetall Surface Treatment
Clemens Rollmann	Managing Director, Gomet
Andrew M. Ross	President, Performance Additives Group (Rockwood Color Pigments and Services, Southern Clay Products and Chemical Specialties, Inc.)
Marino Sergi	Managing Director, Rockwood Color Pigments and Services
Chris Shadday	President, Viance LLC
Vernon Sumner	President and CEO, Sachtleben
Gerfried Unger	President, Metal Sulfides
Frank Wright	Managing Director, Clay-Based Additives
Ulf-D. Zimmermann	President, CeramTec

At a Glance

	Market Leadership	Major Products	Principal Applications	Growth Drivers
SPECIALTY CHEMICALS				
Rockwood Lithium 		Various basic and specialty lithium compounds, specialty metal and metal sulfides		· Increasing demand and new applications for lithium-based batteries · Strong growth in life sciences and elastomers · Increasing usage of lithium metal compounds in aircraft manufacturing
Chemetall Surface Treatment 		The broad portfolio of surface treatment technologies ranges from products for cleaning, pretreatment, passivation and coating as well as paint detack and non-destructive testing Brand names include: Ardrox®, Gardobond®, Gardomer®, Gardoclean®, Naftoseal®, Oxsilan[2]		· Chrome-free and environmentally sound technologies such as Oxsilan® · Growth in aircraft industry · Continuous process improvement at customer level · Regional growth, especially in BRIC countries
PIGMENTS AND ADDITIVES				
Rockwood Color Pigments & Services 		Synthetic opaque and transparent iron oxide pigments, complex inorganic pigments, ultramarine blue pigments and pigment dispersions; iron oxide pigments produced in powder, granule and liquid form; automatic pigment dosing systems Brand names include: Ferroxide™, Kroma Red®, UltraYellow®, Copperas Red[3], Mapico®, Sicovit®, Solarox™, Trans-Oxide®, Colourplex®, Solaplex®, Timbasol®, Disperfin®, Carbofin®, Tintersol®, Premier™, Prestige™, Kosmetique™, Granufin®, Granumat® coloring system, Chameleon® dispensing system		· Growing interest in Solaplex® pigments and the new orange shade as an eco-friendly alternative to traditional pigments, as lead-based colors face further classification · Promotion of Solarox™ photo-catalytic iron oxide pigments into the construction market, offering direct environmental benefits · Integration of the new Sicovit® range to expand high purity iron oxide pigment offering for pharmaceutical, cosmetics, personal care and food applications
Viance LLC Wood Treatment 		Environmentally advanced wood protection products such as revolutionary non-metallic preservatives, water repellants, wood stabilizer systems, fire retardants, mold control products, ACQ™ and borate-based wood preservatives Brand names include: Ecolife™ Stabilized Weather-Resistant Wood™, Preserve®, Preserve Plus®, Timbersaver™, Clearwood™, Designwood™, D-Blaze®, Moldex™ and QuanTIM™		· Growth in construction and remodeling-related activities including outdoor decking and fencing · Increased demand for sustainable and "green" certified products · Introduction of new technologies to improve the overall performance of wood-based building products · Continuing adoption of new generation timber treatment chemicals in the North American, European and Asia Pacific markets
Clay-Based Additives 		Synthetic and clay-based rheological and specialty additives Brand names include: Claytone®, Cloisite®, Garamite®, Gelwhite®, Laponite®, SCProd®, Tixogel[2], Optiflo®, Optigel[2]		· New additives for use in advanced and sustainable unconventional drilling · New additives for VOC compliant industrial coatings and thermoset composites · Rheological additives for water-based, VOC compliant architectural coatings · Additives to control the flow and feel of personal care and cleaning products
TiO$_2$				
Sachtleben 		Anatase and rutile grade titanium dioxide specialties (TiO_2) (sulphate process), barium sulfate additives ($BaSO_4$), zinc sulfide pigments (ZnS), ferrous sulphates, iron oxide concentrates, copperas, sulfuric acid, RUTILIT, barium hydroxide and lithopone Brand names include: SACHTLEBEN, HOMBITAN, SACHTOLITH, HOMBIKAT, SACHTOPERSE, UV-TITAN, SACHTOFER, RUTILIT		· Sustainable demand for rutile specialty (SACHTLEBEN R420) for niche applications in the outdoor plastics market · Growing demand for food coloring additives especially in South and Latin America · New RUTILIT product grades for the international steel industry · New generations of functionalized particles for the paint industry (SACHTOPERSE) · Lithium titanates as a thin, printable, rapidly rechargeable storage medium · Increased global demand for high SPF sunscreen products
ADVANCED MATERIALS				
CeramTec 		High-performance advanced ceramic products including substrates for electronic applications, cutting tools, hip joint prostheses components, dental ceramics, seal and regulator discs for sanitary fittings, ceramic tapes, foundry cores, pump components, piezo ceramics for sensor systems, insulation and wear protection, welding machinery and armor ceramics Brand names include: SPK®, Rubalit®, Alunit®, Dimulit[2], Cerasoft®, Tribofil®, Ceradisc®, CeramCool®, Alotec®, BIOLOX®, Sicadur®		· Increasing trend towards replacing plastics and metals with high performance ceramic materials · Demand in medical components · Miniaturization in electronic devices · Increase of electronic contents in automotive applications · Power electronics · Environmental energy and power projects

Future Technologies



POWERING A SUSTAINABLE FUTURE THROUGH INNOVATION

At Rockwood, innovation is fundamental to our corporate vision, resulting in eco-efficient products and cutting-edge technologies for our customers. Our business units' long history of research and development has sustained our competitiveness throughout the decades and solidified our leadership in the industry.

Oxsilan® – Sustainability and Performance in Perfect Harmony

For many decades the automotive industry and many other markets have trusted metal pretreatment using the phosphating process prior to painting because it provides excellent corrosion protection and improves paint adhesion. However, more stringent environmental legislation, rising prices for energy and water, and the trend towards an increased use of mixed metals in cars and other applications has led to an intensified search for alternative technologies.

Chemetall, our surface treatment business unit, has introduced a breakthrough pretreatment alternative that meets the challenges of today and tomorrow. The innovative Oxsilan technology offers the same high quality as the traditional process, but offers clear advantages in terms of efficiency and sustainability.



The Oxsilan process runs at room temperature and, therefore, does not need expensive bath heating, thus reducing the carbon footprint and providing energy savings of up to 40 percent. At the same time, water costs can be reduced by up to 70 percent using an 'intelligent' rinse water process. The reduced water consumption contributes to the further preservation of one of our most precious natural resources and also has a positive effect on the costs of waste-water treatment. And since the technology does not contain any heavy metals, it offers benefits from the storage of chemicals, to an improved overall working evironment to easier waste-water treatment.

Higher productivity, multi-metal capability and considerably lower process costs have convinced many leading companies to convert their pretreatment lines to Oxsilan. In view of the many encouraging experiences, the car manufacturer PSA and other leading OEMs recognized the positive potential of the technology and have introduced Oxsilan in several of their car body lines around the world. In many other sectors such as the appliance, construction and agricultural machine industry, the eco-friendly Oxsilan technology has also proven its worth and continues to deliver high added value for our customers and the environment.

Chemetall's Oxsilan Technology provides the auto industry with an eco-friendly pre-treatment alternative that also reduces energy costs.

Ushering in the Future with Our Customers

Another example of a successful customer partnership is Rockwood Color Pigments and Services, which is committed to helping customers solve color formulation and handling challenges. Our experienced staff of chemists and technicians helps troubleshoot and modify existing formulations, develop new products, explore new applications, match color shades and provide innovative product-handling systems. We have technical-service laboratories located in the US and Europe equipped to provide complete applications research and product development.

In collaboration with the University of Turin, which is world-renowned for its expertise in the field of photo-catalysis, Rockwood Color Pigments and Services developed the transformational technology Solarox™, the first colored pigment of its kind. Its photo-catalytic properties allow Solarox to harness the energy of the sun to help clean the surfaces it colors of urban build-up while reducing harmful air pollutants.

When exposed to sunlight or artificial light sources, Solarox pigments effectively oxidize the gaseous pollutants of nitrogen, sulphur and the volatile organics that contaminate the air and convert them into harmless compounds that are rinsed away when it rains.

"The introduction of Solarox ushers the pigments business into an exciting era of highly sustainable performance in construction products," said Andrew Ross, President, Performance Additives. "Color in concrete surfaces is no longer a matter of just aesthetics. With Solarox, photocatalysis refreshes the colored surface to remove pollutants; customers are no longer limited to white or neutral self-cleaning concrete materials."



Pigments from Rockwood Color Pigments & Services are used in concrete products. With products such as Solarox, the first colored pigment with photo-catalytic properties, and Granufin, the patented low-dust technology, Rockwood Color Pigments & Services is committed to developing products with positive environmental profiles.

Global Technical Center: Innovation is an Investment in the Future



Rockwood Lithium's new $18 million Global Technical Center in Kings Mountain, NC, (shown above) solidifies our commitment to the enormous potential we see in advancing battery technology. Designed to be the innovative complement to the current production facility, the Center's mission is developing advanced lithium materials for future generations of battery manufacturers.

"We are at the beginning of the innovation cycle for electric vehicle (EV) batteries, so there is no better time to invest in research and development for advanced applications for lithium salts," said John Mitchell, President of Rockwood Lithium North America. "I would liken the advanced battery market to the personal computer market. Materials in these types of batteries will continue to evolve – energy density will improve, allowing batteries to store more and more energy in much smaller spaces." The resulting technology from our R&D will contribute to greener products. Battery-grid storage and lithium materials in glass manufacturing designed to utilize less energy are two prevalent examples. Since lithium is the lightest metal, aerospace manufacturers currently buy aluminum-lithium in bulk from Rockwood Lithium to reduce the weight while maintaining strength for aircraft components. A lighter aircraft translates to less fuel required to operate large aircrafts.

Using lithium in certain processes lowers the liquefaction points, therefore requiring less energy and reducing air pollution from aluminum smelters. With most industrial greases used for large, rotating machines, 30 percent of energy is lost due to friction. Lithium-based greases are the highest performing and drastically reduce friction since they work across a wide temperature range. A reduction in friction means more saved energy in industrial manufacturing.

In conjunction with the Center, we are creating a global engineering group based in the US that will examine process enhancements to further develop lithium-based advanced materials. The group will be charged with taking the existing theory about advanced materials for batteries, putting it into production and scaling up the manufacturing.

Future Technologies

CeramTec is Part of the Lighting Industry Transformation

The US Energy and Independence and Security Act of 2007 created a road map for transitioning to a more efficient way to light our homes and offices. It requires that bulbs with 25 percent greater efficiency be phased in between 2012 and 2014 and bans the manufacturing and importing of incandescent bulbs. The bill also mandates roughly 200 percent greater efficiency for light bulbs, or similar energy savings, by 2020. Similar mandates in Europe also are causing a shift there toward more energy-efficient lighting. As with other clean energy initiatives, the rationale driving these initiatives is that more efficient bulbs can save billions of dollars, reduce greenhouse gases and reduce dependency on oil.

The lighting industry's focus is on LED bulb technology to meet these mandates. The LED bulb is a solid-state technology and is getting better and more cost-effective.

Making the technology attractive to the consumer means making LED bulbs at a lower cost and improving the quality of light. A major factor in this will be cooling the diodes to increase lifespan and capacity for wattage.

CeramTec's CeramCool® helps to manage and cool high-power LEDs and high-performance circuits.

Anticipating this industry step-change, our ceramics business, CeramTec, developed CeramCool® heat sinks, which are used for highly thermally conductive ceramic heat absorption. They offer an effective combination of circuit board and heat absorption and are excellently suited for thermal management and cooling of high-power LEDs or high-performance circuits in high-power electronics.

Compared to conventional systems that mostly have numerous layers and widely varying thermal expansion coefficients, CeramCool heat sinks will be pivotal in reducing the assembly process. The result is a smaller and more compact device with a measureable improvement in thermal conductivity.

Revolutionizing Catalyst Performance with Sachtleben's HPV-TiO_2-Technology

Catalysts play a vital part in the production of more than 90 percent of all chemicals and fuels globally produced and purified. Catalysis technology also is key when cleaning exhaust gases from power generation and automotive sources.

Sachtleben's new HIGH PORE VOLUME titanium dioxide technology (HPV-TiO_2) for the catalyst market closes a gap in the field of catalyst support materials. HPV-TiO_2 combines all the intrinsic properties of titanium dioxide with universal structural features beneficial to many catalytic applications.

The HPV-TiO_2-technology allows both large pore diameters and large pore volumes. These structural parameters provide new opportunities in catalyst design and enable higher catalyst performance as diffusion limitations are largely reduced. This proprietary technology (patents pending) has been tested and is available for several applications, such as desulfurization of fuels, car exhaust gas cleaning and others.



Sachtleben's new HPV-TiO_2 combines the properties of TiO_2 with a structure used in many catalytic applications. This new generation catalyst will help improve gas purification techniques and energy efficiency.

Further research with leading world partners in the catalyst business is ongoing to evaluate the full potential of the new HPV-TiO_2 materials.

Making Preserved Wood Family Friendly

For decades, wood treatment relied on heavy metals to prevent termite damage and wood decay. Viance, a leader in wood preservation innovation, stepped beyond this technology to create Ecolife™ Stabilized Weather-Resistant Wood (EL2), a new type of preservative system, for use in residential applications such as decks, fences and gazebos. Ecolife's unique proprietary stabilizer improves the performance of treated wood by reducing the cracking, checking and splitting associated with wood in an outdoor environment, while also providing termite control and preventing wood decay.

In 2011 Viance improved Ecolife and introduced a single "One-Pack" formulation. This new formulation helps to maintain quality control of the products produced by our customers, insuring all elements of the system are used in their appropriate measurements.

The trend of improving or expanding outdoor living spaces remains a popular project for many homeowners. Ecolife gives homeowners the option to use real wood, the only renewable, recyclable and reusable building product available.



Wood treated with Viance's Ecolife™ repels water and stabilizes wood to improve its performance, reducing checking, cracking and splitting.



Powering the Future Through Lithium

Rockwood Lithium has played a major role in the history of lithium for the past eight decades. Beginning in 1923 in Germany, the company became the first industrial producer of lithium metal and chemicals worldwide. Throughout its history, it pioneered the lithium industry with ongoing research and development on all aspects of the production of lithium. In the early 1960s, the company developed the lithium extraction process from the Silver Peak, NV, brine using solar evaporation, the most economical and environmentally sound extraction process. We also developed the world's largest commercial brine in Salar de Atacama, Chile, using the same technique.

Along with the industrial applications developed over the years, consumer electronics and battery powered tools fueled the growing demand for lithium. Now, with the advent of the electric car, the industry is poised for yet another evolution, and Rockwood is well-positioned to pioneer this revolutionary next chapter in the industry.

The unique chemistry of the lithium-ion battery makes it ideal for energy storage in hybrid and electric vehicles (EV), the market for which, according to a recent report from research firm IHS, is expected to soar by a factor of more than 80 between 2012 and 2020, reaching $5.8 billion a year. The EV concept now has a groundswell of acceptance. By the end of 2012, there will be 22 different car models using lithium-based EV technology available on the market.

"We are dedicated to leading the revolution of the enabling technology for all electric or plug-in hybrid vehicles," said Seifi Ghasemi, Chairman and CEO of Rockwood Holdings Inc. "We have channeled much of our resources to the expansion of the lithium compound production to meet the growing demand expected for the electric vehicle. Electrification of our transportation system is key to ensuring national security as we diminish reliance on foreign oil."

With this expected increase in demand, we are in the midst of a nearly $40 million expansion at our Silver Peak, NV, facility, which will double production capacity. The project is funded, in part, by a $28.4 million grant from the US Department of Energy (DOE). In February 2012, we announced a $140 million investment in a new lithium carbonate production plant at LeNegra, near the port of Antofagasta in northern Chile. All of this investment will increase total annual production capacity to 50,000 metric tons of lithium carbonate equivalent by the end of 2013.

We recognize the importance of taking the entire lifecycle of the lithium-ion battery into account and, as a result, are part of a lithium-ion battery materials recycling pilot project in Germany. "We want to use our industry leadership to help find a path for this resource that will maximize the ecological benefits and our utilization of it," said Steffen Haber, President of Rockwood Lithium. "This requires a multifaceted approach to both the industry and evolving technology."

Meeting global demand for lithium compounds is Rockwood's integral role in the process, but we also understand our approach should be comprehensive and in concert with government entities, automotive and advanced battery manufacturers, and academic institutions in order to support the latest technology developments. Consequently, we were a founding member of the Electrification Coalition (EC). In that capacity, Mr. Ghasemi testified in May 2011 on behalf of the EC at a hearing of the US Senate Committee on Energy and Natural Resources on the economic and security threats posed by dependence on oil and the Promoting Electric Vehicles Act of 2011.

The electrification of our transportation system is expected to be transformational, and as the sector advances, we expect to draw on Rockwood's rich history of innovation, production know-how and industry leadership to supply the advanced materials that will power this change.

We are extremely proud to fuel this transportation revolution.


Rockwood
Powered by Lithium

Lithium produced by Rockwood Lithium powers electric vehicles such as this one.

Our Employees



A FOCUS ON EXPERIENCE AND EXPERTISE

The collective success of Rockwood depends on more than 9,700 employees working at our 81 facilities in almost two dozen countries. It is their dedication and commitment to solving our customers' challenges that makes us successful. Our employees provide unparalleled experience and expertise to create solutions for our customers.

Corporate Culture

Despite having several businesses with unique needs, local business cultures and operating requirements, Rockwood has a strong, cohesive and unified culture exemplified by our commitment to excellence. We centrally define policies and expectations and require each subsidiary to implement these initiatives within the local environment, culture and legal requirements. Rockwood views our employees as part of one unit, while simultaneously leaving each business to operate independently. Less than one percent of our employees are located in our company headquarters.

Our employees work diligently to ensure the quality of our products.

Key features of Rockwood's corporate culture are customer focus, cash generation (financial performance) and commitment to excellence. Rockwood believes that every employee plays an important role in the company's success – we rely on each person to provide superior customer service by manufacturing safe, quality products that are delivered on time with responsive and personalized service. Team work, employee respect, an enriching job experience, and cultivating an open and communicative organization all contribute to Rockwood's productive culture and committed workforce.

Geographical employee breakdown 2011 worldwide


15%
15%
46%
24%
Germany
Rest of Europe
United states
Rest of the World

As of January 1, 2012 Rockwood employed approximately 9,700 people.

This chart demonstrates where Rockwood employees are based. Operations outside of the United States and Europe with more than 100 employees at a single location include Malaysia, China, Chile and South Africa.

Diversity and Equal Opportunity

We recognize workforce diversity as a tremendous asset. Rockwood's Code of Conduct states that equal opportunity be provided to all qualified persons regardless of factors such as race, color, religion/creed, sex, age, national origin, disability, citizenship, marital status, sexual orientation or any other characteristic protected by law. We also require employees to strictly adhere to the laws regarding discrimination and harassment in the workplace and we do not tolerate any illegal discrimination or harassment of any kind.

Workforce Diversity-2011 United States


10%
10%
3% 1%
76%
White
Black/African American
Hispanic
Asian
Other

Labor/Management Relations

Management believes that its relations with employees and their representatives are in good standing. In the last five years, Rockwood has had no material work stoppages or strikes worldwide.

We believe this is because Rockwood acknowledges the rights of its employees and adheres to all local employment laws, wherever it operates. Collective bargaining agreements or other similar arrangements cover a significant portion of our employee base and Rockwood is committed to bargaining in good faith and observing local customs, legislation and practices with regard to labor relations.

The objective of Rockwood's compensation program is to attract, motivate and retain highly qualified and talented employees while supporting the vision of creating a dynamic company that delivers sustainable value and growth.

Workforce by Contract Type-2011


4%
4%
3%
89%
Full Time
Temporary Workers
Contractors
Part Time

The majority of our employees, nearly 90 percent, work on a full-time basis, which reflects the nature of our business.

Investing in Our Employees Pays Dividends

Rockwood invests monetary resources, time and energy to ensure that employees have the knowledge and skills relevant to their workplaces and to sustain the overall development process. We reinforce education and induction with continuing training on all aspects of job requirements including safe working methods, hazard communication, environmental impacts and maintaining specialist qualifications. An increasing number of facilities include customers or contractors in their training programs.

Due to the international nature of the company's business activities, emphasis is also put on the ethical conduct of all employees. To ensure corporate policies are understood and respected, web-based or in-person training courses are conducted at least quarterly among employees that are in positions subject to compliance risks.

The Health and Well-Being of Our Employees is Paramount

To promote the health and well-being of our employees, Rockwood developed a company standard focusing on industrial hygiene and health management that we will publish in 2012 and roll out worldwide. As defined by the standard, promoting health not only means reducing the impact of work on employee's health, but also making suggestions for an active and healthy lifestyle. In addition, Rockwood encourages our subsidiaries to establish and to maintain health-promotion programs and/or measures that are specific to their respective business. The collaboration of site management and, where present, local work councils are important to achieve expected results.

Opposite page above: More than 100 Rockwood employees from various business segments joined the 68,000 plus runners for the 19th Annual J.P. Morgan Corporate Challenge. This 3.5-mile run through the city of Frankfurt am Main supported the German Sports Aid Foundation to benefit sports programs for disabled children. A total of €246,500 was raised by the event.

Safety



Operational Excellence Ensures Safety Performance

Rockwood is committed to continuously improving its safety performance by promoting a strong culture that requires a high level of employee involvement and empowerment. **"We believe that all accidents and incidents are preventable."**

An Organization Built Around Safety

Rockwood has a global Safety and Health Policy, Environmental Policy and standards that are valid across all locations. Safety, Health and Environment (SHE) standards are contained in the SHE Governance Document and is the framework for our subsidiaries' local SHE programs.

Each division has designated a divisional SHE coordinator, who is a member of the division leadership team. Every operating facility has a safety responsible person, who is typically a full-time SHE professional.

Every facility has a SHE management system that is adapted to the needs of the specific business, with emphasis on the safety of our employees, community and the environment and other operational risks. At most sites, a safety committee supports the implementation of safety programs. Our facilities address safety management within their local management systems or maintain certified Occupation Safety and Health Assessment Series (OSHAS) management system, while others have integrated management systems that include SHE.

On a facility and division basis, Annual SHE Performance Reviews consider the results of audits, any accidents, incidents or near misses, regulatory compliance, and compliance with SHE standards. Such reviews form the basis for the annual divisional and facility SHE plans and support ongoing SHE initiatives.


1700
Dias sin accidentes

Workers at the LeNegra plant in Chile celebrate 1700 days without a lost time incident. In 2011, the site exceeded one million employee hours without an accident for which they received a commemorative backpack and honored by the Chilena de Major Incidents agency.

Best practices and experiences are shared in regional and international SHE conferences, at SHE committee meetings, and during quarterly plant manager conference calls. Each facility reports performance indicators, such as lost-time accident frequency rate, OSHA recordable injuries and near misses reported per employee on a monthly basis.

Rounding out the framework is our strong culture, where safety is emphasized in all aspects of our business. It is most of all an attitude where all employees take care of their own safety and the safety of others, most aptly described by the words:

Work Safely - Go Home Safely.

Safety Performance

Rockwood has reduced the number of lost-time Injuries and OSHA Recordable Injuries has been reduced over the years. However, no injury is acceptable and we continue to pursue our goal of zero injuries.


4
3.5
3
2.5
2
1.5
1
0.5
0
2005
2006
2007
2008
2009
2010
2011
LTAFR
OSHAFR

Lost-time Accident Frequency Rate (LTAFR)

The number of lost-time accidents to employees occurring per 200,000 hours worked. A lost-time accident is a work-related injury or illness that results in the injured person being away from work for at least one normal shift following the one on which he/she was injured and did not involve mitigating circumstances.

OSHA Recordable Injuries Frequency Rate (OSHAFR)

The number of OSHA recordable injuries occurring per 200,000 hours worked. It includes all occurring OSHA recordable injuries that result into lost-time, restricted duty, or require medical treatment, first aid etc.

To strive for improvement, Rockwood, together with our businesses, has developed SHE enhancement plans. These plans reinforce and continue our efforts to improve our safety performance.

Opposite page above: From our labs to our manufacturing sites to the delivery of our products, Rockwood promotes a safe working environment. All facilities have SHE management systems and are continually reviewing and updating our safety procedures because a safe business is a successful business.

Safety Training Transforms Colleagues Into Heroes

What began as an ordinary work day at Rockwood Lithium's Kings Mountain facility in North Carolina ended as one where heroic teamwork saved a colleague's life. In September 2011, an electrician with Southern Industrial Contractors working on the lithium hydroxide expansion project collapsed and went into cardiac arrest. His co-worker immediately called plant supervision and 911 while several colleagues nearby began administering CPR.



Two Rockwood Lithium employees, coincidentally father and son Vernon "Stub" and Cale McDaniel, (shown right) answered the plant-wide page requesting an automated external defibrillator (AED) be brought to the plant. They assessed the situation and administered multiple shocks to the patient. Luckily for him, both McDaniels have a long history of responding to emergencies serving as volunteers in the Kings Mountain Fire Department for decades.

Meanwhile, Rockwood Lithium employees guided EMS to the correct area of the facility avoiding the loss of precious, life-saving seconds. The Rockwood employees then assisted with the care of and transport of the patient to the ambulance.

"Going through an emergency like this instills a great deal of confidence in my fellow co-workers," said the senior McDaniel. "I have a lot of pride in them and how our team work and training really made a difference."

"I find it extraordinary that nearly 95 percent of our employees volunteer to receive this training," said George Rohlman, plant manager. "It's due to this exceptional camaraderie that we had a staff that reacted to the emergency appropriately and stabilized the patient by the time the paramedics arrived. Due to the quick response and team work, the patient survived without any neurological deficits," he said.

Every event provides an opportunity to evaluate our response. It is typical for us to conduct such a review and consider further improvements to existing emergency response plans if necessary.

"Safety is always a priority, and we continually monitor our systems for improvement opportunities," Rohlman said.

Safety

Rockwood prioritizes safety in the handling of materials.

Rockwood's Shenzhen Site Scores High on Safety

The local Shenzhen government conducted a safety audit of the Rockwood Color Pigments and Services Shenzhen site and recognized it as an "advanced unit in implementing strong personal accountabilities for production safety." The site's consistent and continuous commitment to safety management was recognized by the authorities.

In a local government safety review known as the Safety Accountabilities Benchmark Enterprise Audit, Rockwood Shenzhen scored 97 out of a possible perfect 100 score. This prompted the local government to recommend that the site be established as a "Benchmark Enterprise for Safety Accountabilities-2011."

Safety management, training, and a safety pledge to the local government are all factors in the audit. Safety inspection, near miss and emergency management were also reviewed. The Shenzhen government also noted the benefits of personal protective equipment (PPE), proper site management and incident management in its audit.

"We take seriously our pledge to maintain a site where safety is a top priority," said Dale Gu, manager of Rockwood's Shenzhen site. "We are very honored to be acknowledged for our program in the Nanshan district and to be recognized in this way. We will strive to continue to excel in this area and to be an example for other sites in the district."



Rockwood uses technology to ensure product quality while promoting safety. We actively train our employees to ensure safe use of equipment and regularly review our processes to continuously find ways to improve our safety procedures.

Major Incidents

Two major incidents were reported in 2011, which is an improvement over the prior year. The incidents were two fires that caused significant property damage but no injuries.


9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2007
2008
2009
2010
2011
Totals

Number of Major Incidents

is defined as an incident, including a security incident or natural disaster, involving any of the following:

- fatal or life threatening injury
- large fire or explosion
- any one-time chemical release to the air, ground or surface water which exceeds any regulatory threshold that results in emergency response actions conducted by an external party
- any event which triggers the mandatory active involvement (not including reporting) of a government agency (safety, environmental, transportation or any other federal, state, provincial or local governmental official)
- incidents with potential adverse public relations impact (i.e. media contact, public statements)

We strive to determine the root causes of every major incident and take appropriate corrective actions if necessary.

Near Miss Reporting Rate

The near miss reporting rate has been increasing over the years, which is evidence of enhanced employee involvement, passion and continuous improvement. The reduction in 2011 represents the sale of a business unit that had a mature near miss reporting culture.


120.00
100.00
80.00
60.00
40.00
20.00
0.00
2005
2006
2007
2008
2009
2010
2011
Totals

Near Miss Reporting Rate (NM Rate)

The near miss reporting rate is calculated using the following formula:

NM Reporting Rate = # of near misses reported x 100,000 / total employee hours worked

Safety Milestones

Rockwood maintains a company-wide safety performance recognition and reward program for the achievement of safety performance milestones to recognize improvements in all our businesses.

The main safety performance milestone is the Chairman's Award for Facility Excellence and is awarded to every facility that achieved ZERO lost-time accidents, a near miss reporting rate >1 per employee per year and no major incidents during 2011. The list of facilities achieving this designation in 2011 is included on the right.

Additional Milestones

We also proudly recognize achievement by awarding the 2011 Chairman's Awards for Exceptional Safety Performance to:

Plant of the Year
2011: Rockwood Litio - La Negra, Chile

Most Improved Facility
2011: Sachtleben - Pori, Finland

During the year we also recognized the significant milestone of exceeding 1 million employee hours without a lost-time injury. The award is known as the Award of Exceptional Merit, and was earned by three facilities during 2011:

Rockwood Litio - La Negra, Chile
(more than 5 years)

Rockwood Pigments - Los Angeles, California
(more than 3 years)

Rockwood Pigments - Turin, Italy
(more than 4 years)



Gamet's automated mold handling system is a significant occupational safety improvement during the handling of molds that also optimizes workflow.

Chairman's Award Recipients - 2011

Company	Location
Sociedad Chilena de Litio Ltda.	La Negra
Chemetall Foote Corp.	Kings Mountain
Chemetall Foote Corp.	Bayport
Chemetall Foote Corp.	Silver Peak
Sociedad Chilena de Litio Ltda.	Salar
Chemetall Ges.m.b.H.	Arnoldstein
Chemetall Taiwan Co., Ltd.	Taichung
Chemetall Canada Limited	Bramalea
hebro Chemie GmbH	Monchengladbach
Chemetall Mexicana, S.A. de C.V.	El Marques
Chemetall Philippines Co., Ltd., Inc	Metro Manila
Chemetall S.A.S.	Gennevilliers
Chemetall Rai India Limited	Chennai
Chemetall US Inc.	Romulus
Chemetall Italia s.r.l.	Guissano
Chemetall Sanayi Kimyasallari Tic. Ve San. A.S.	Tosb
Kendell S.r.l.	Roveredo in Piano
Chemetall Hispania S.A.	Canovelles
Chemetall US Inc.	La Mirada
Chemetall US Inc.	Jackson
Chemetall Asia Pte. Ltd.	Singapore
Chemetall Hong Kong Ltd.	Hong Kong
Chemetall Rai India Limited	Pune
Chemetall GmbH	Brugg
Chemetall (Thailand) Co., Ltd.	Bangkok
CeramTec U.K., Ltd.	Colyton
Emil Mueller GmbH	Wilhermsdorf
CeramTec GmbH	Ebersbach
CeramTec GmbH	Wittlich
Rockwood Clay Additives GmbH	Moosburg
Rockwood Additives Ltd.	Widnes
Southern Clay Products, Inc.	Louisville
Sachtleben Wasserchemie GmbH	Duisburg
Sachtleben Wasserchemie GmbH	MIWAC Schwarzheide
Sachtleben Chemie GmbH Group A	Duisburg
Sachtleben Chemie GmbH Group D	Duisburg
Sachtleben Pigments Oy Group 1	Pori
Chemical Specialties, Inc.	Harrisburg
Chemical Specialties, Inc.	Valdosta
CSI Wood Protection Ltd.	Barrow
Mineral Research & Development (MRDC)	Freeport
Rockwood Pigments N.A. Inc.	Beltsville
Southern Color N.A. Inc.	Cartersville
Southern Color N.A. Inc.	Harleyville
Rockwood Pigments N.A. Inc.	Los Angeles
Rockwood Shenzhen Pigments Company Ltd.	Shenzhen
Rockwood Pigments N.A. Inc. 2051	East St. Louis
Rockwood Pigments N.A. Inc. 2001	East St. Louis
Rockwood Italia SpA	Turin
Rockwood Pigments U.K., Ltd.	Birtley
Rockwood Pigments N.A. Inc.	King of Prussia
Rockwood Pigments & Trading, Pty. Ltd.	Dandenong
Rockwood Pigments (UK) Ltd.	Sudbury
Rockwood Pigments N.A. Inc.	Easton
Dynamit Nobel GmbH	Wuergendorf
Rockwood Wafer Reclaim	Greasque

Environment



ENVIRONMENTAL STEWARDSHIP REQUIRES EFFECTIVE MANAGEMENT

Environmental stewardship is one of Rockwood's guiding principles. As a manufacturer and supplier of specialty chemicals and advanced materials, Rockwood harnesses state-of-the-art, innovative technologies and skill sets to ensure that our businesses minimally impact the local environment where we operate.

Effective Management

Providing innovative solutions for environmental challenges and reducing the consumption of resources is an important and routine part of effective management within our business sectors. Such a focus leads to business opportunities that, in turn, support our overall growth.

We encourage our facilities to evaluate the effectiveness and proper application of environmental management procedures on a routine basis. Specifically, our SHE environmental management systems are based upon thoughtful procedures and programs and the monitoring and evaluation of environmental data. All facilities have SHE management systems that are expected to address environmental aspects within these systems and are typically certified according to ISO 14001 or OSHAS 18001.



Continuous improvement is the foundation of our management of environmental matters and this fosters the ongoing development of those SHE management systems. In addition, there is considerable support for employee suggestions and ideas regarding efficiencies and improvements through local suggestion and reporting processes.

Eco-Efficiency

Rockwood's environmental stewardship is one of the factors in how we are judged by investors, stakeholders, employees and customers. Sustainable development , for example GHG emissions and climate change, is a key subject for our supply chains, operations, product mixes, risk assessments and customer relations.

2011 Photovoltaic Capacity

Rockwood Color Pigments and Services invested US 3 million in a photovoltaic roofing system at its manufacturing site in Turin, Italy. The project replaced 6,000 square meters of older roofing which contained asbestos. The photovoltaic system has the capacity to generate 638 kWh and commenced operation in 2011. At capacity, it will allow Rockwood to produce approximately 700 mWh of power annually which will be supplied to the grid. If this power was supplied by conventional generation, it would result in 300 mt. of CO_2 emission.

We strive to conduct our business in a manner that seeks to reduce the total environmental impact of our products and operations while ensuring compliance with environmental regulations.

Therefore, Rockwood has a system to quantify and manage its environmental impacts via an eco-efficiency reporting system.

The eco-efficiency reporting system serves the following goals:

- Managing GHG emissions and identifying reduction opportunities
- Managing other emissions, water usage and waste generation and identifying reduction opportunities
- Measuring progress toward goals and objectives
- Driving improvements in process operations
- Demonstrating transparency across our value chain
- Providing investor and customer information
- Gaining recognition for voluntary action

The reporting parameters are outlined in the box below.

2011 Reporting Parameters

- Since 2008, Rockwood has collected eco-efficiency data such as:
  - Direct and indirect energy and fuel consumption
  - CO_2 emissions
  - Waste generation
  - Water consumption and discharge
  - Other air emissions including sulfur dioxide (SO_2), nitrous oxide (NOx) and volatile organic compounds (VOC)
- Eco-efficiency data is reported as a ratio with production volume (metric tons produced).
- All manufacturing facilities with more than 10 employees are part of Rockwood's current phase of data collection.
- Environmental and safety data are captured using our global reporting system with all production sites, warehouses and laboratories reporting their data monthly. The majority of our production sites collect and report eco-efficiency data annually.
- Rockwood's reporting principles include procedures for the handling of data from acquisitions and divestitures and are based on the Greenhouse Gas Protocol.

While we have made significant improvements in operational efficiencies to reduce green house gas emissions over several years, our business units will set reduction targets for appropriate eco-efficiency parameters. Ultimately our goal is to minimize our impact on the local environment where we operate.

Direct Energy Usage

The direct energy consumption rate is based on energy produced by Rockwood owned or controlled facilities per ton of production volume. The sources of this energy are coal, natural gas, light oil, propane/butane and renewable energy. Energy consumption is related to production activities such as heat and electricity generation, combustion of fuels and on-site transportation.

Total Direct Energy Usage (kWh/metric tons produced)


0
200
400
600
800
1,000
1,200
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2008
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Direct, Coal, Eco-Eff Rate (kWh/mt)
Direct, Heavy Oil, Eco-Eff Rate (kWh/mt)
Direct, Light Oil, Eco-Eff Rate (kWh/mt)
Direct, Natural Gas, Eco-Eff Rate (kWh/mt)
Direct, Propane/Butane, Eco-Eff Rate (kWh/mt)
Direct, Renewable Energy, Eco-Eff Rate (kWh/mt)
Direct, Solid Fuel, Eco-Eff Rate (kWh/mt)
Off-site Transportation, All Sources, Eco-Eff Rate (kWh/mt)
On-site Transportation, All Sources, Eco-Eff Rate (kWh/mt)

Sustainable Direct Energy Usage Example

- The new power station in Sachtleben's plant at Pori, Finland, supplies 70 megawatts of electrical power and 270 megawatts of high-pressure steam. This power station, which is fueled primarily using natural resources (wood) and waste (including sawdust) from local Finnish saw mills, tree stumps and shredded plastic waste, produces power and steam much more efficiently than the old oil-fired power station, now a stand-by facility. In addition to providing Sachtleben's Finnish plant with a reliable supply of "green" electrical energy and high-pressure steam for TiO_2 production, the bio-power station also supplies hot water to the local district heating system of Pori, a town of 80,000 inhabitants, as well as the neighboring industrial areas.

Environment

Indirect Energy Use

Indirect energy usage primarily encompasses purchased electricity and, to a lesser extent, purchased steam per production volume. This energy is consumed in owned or controlled equipment, but generated by utilities owned by someone else.

Our reduction projects focus on the investment in energy efficient technologies and energy saving measures, such as improvements in heat recovery, electric drive efficiency and reducing overall energy requirements within our production processes.

Indirect Energy Usage (kWh/metric tons produced)


1,000
800
600
400
200
0
2008
2009
2010
2011
Year
Indirect Sources, Purchased Electricity, Eco-Eff Rate (kWh/mt)
Indirect Sources, Purchased Steam, Eco-Eff Rate (kWh/mt)

Indirect Energy Usage, Energy Efficiency Examples

- The Rockwood Color Pigments and Services Turin facility eliminated the need for a salt recovery operation in its process, resulting in a 35 percent reduction in electricity demand during 2011.
- Sachtleben's Duisburg, Germany, site reuses its excess steam from a milling process for the heating of wash water used in the production department, thereby, eliminating the need for water heaters in the production units.
- CeramTec GmbH has committed to the requirements of the DIN ISO 50001 Energy Efficiency Standard. The business unit has hired an energy manager who, in cooperation with facility personnel, has and will produce plans for energy reduction. For example, the Plochingen, Germany, site has replaced five compressors with a single "smart" compressor unit that automatically regulates itself according to the demand. This new system is also equipped with a heat recovery system that reuses the hot water created in the site's radiant heating system.

CO_2 and Other GHGs Emissions

The majority of our greenhouse gas (GHG) emissions are CO_2 emissions generated from energy-related combustion sources, from electricity usage and a small amount from physical or chemical processing. CO_2 emissions for 2011 were 0.963 mt CO_2/metric tons produced.

Rockwood has, for many years, been focused on reducing CO_2 emissions. Reductions have been achieved by optimizing heating and cooling processes, heat recovery systems, reducing energy or water consumption by replacing old equipment, improved insulation, and by improving boiler and power generation operations and building heating.

CO_2 Emissions and Other GHGs, Emission-Reduction Examples

- The Rockwood Color Pigments & Services manufacturing facility in Easton, PA, converted its oxidation kilns from fuel oil to natural gas, resulting in an overall site GHG emission reduction of 25 percent. The cleaner-burning fuel has also resulted in improved employee safety and operational efficiency.
- Chemetall Langelsheim, Germany, has replaced R22 refrigerant to less ozone-depleting cooling agents in three different cooling devices. Within the pilot plant, 290 kg of R22 have been replaced by ammonia. The new cooling device also requires less energy to operate (70 kW instead of 136 kW). Furthermore, the new equipment can more precisely deliver actual cooling needs, therefore consuming less energy. The other two involved the replacement of air conditioning systems within site laboratories.



"Smart" compressors, like this one at the CeramTec Plochingen facility, automatically self-regulates according to demand.

Water Usage

The majority of the water used by Rockwood in its operations is for cooling and cleaning purposes; in fact, Rockwood's finished products do not typically contain water. It should be noted that we do include the volume of brine used for lithium production in our water consumption totals.

Our facilities make every effort to minimize their use of water by regularly evaluating internal recycling opportunities and water reduction opportunities. Numerous sites operate waste water treatment facilities to assure the quality of the treated water is discharged. In 2011, the total water discharged was 81.71 cubic meters per metric tons produced.

Total Water Consumption (m3/metric tons produced)


100
80
60
40
20
0
2008
2009
2010
2011
Year
Facility Water Consumption, Groundwater, Eco-Eff Rate (m3/mt)
Facility Water Consumption, Municipal, Eco-Eff Rate (m3/mt)
Facility Water Consumption, Surface Water, Eco-Eff Rate (m3/mt)

This increase in water consumption is primarily related to the increase of brine extraction within our lithium business.

Sustainable Water Usage Project Examples

- Our Clay-Based Additives facility in Widnes, UK, reduced its water usage by 25 percent through effective recycling over the last four years. This saved the equivalent of 35,000 cm3 of water in 2011.
- Ongoing source recovery projects at the Rockwood Lithium Langelsheim facility in Germany have resulted in reduced lithium loading in water by 69 percent and ammonia loading in water by 88 percent.
- The Rockwood Lithium site in Kings Mountain, NC, collects rainwater and uses this water for internal drum washing in its lithium casting operation.



Blue Pigment Plant Invests in 'Greener' Facilities

Efforts at Rockwood Color Pigments and Services manufacturing site in Comines, France, to improve its waste water and emissions have significantly improved the air and water quality of the surrounding area. The most recent improvements include the investment of €2 million in an effluent treatment plant (ETP) (shown above) capable of treating double the volume of liquid compared to the previous installation. This new ETP is more efficient and helps to minimize the effects of the manufacturing process on the water quality pumping into the River Lys, which separates Comines in France and the neighboring town of the same name in Belgium. In addition, Comines installed new air emission scrubbers which help to control the gaseous emissions from the manufacturing process.



Improvements Reduce Wastewater Discharge

The Rockwood Color Pigments and Services facility in Kidsgrove, UK, made significant improvements to its effluent treatment plant. When coupled with additional operational improvements, the site reduced trace discharges to wastewater and storm water by an additional 90 percent.

Environment

Waste

Our subsidiaries monitor and minimize the amount of waste generated by focusing on ways to eliminate/reduce the generation of waste, collecting and reusing by-product streams and identifying recycling activities.

Total Non-Hazardous Waste (mt/metric tons produced)



0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
2008
2009
2010
2011
Year
Non Hazardous Waste, to external recovery/recycling, Eco-Eff Rate (mt/mt)
Non Hazardous Waste, to incinerator, Eco-Eff Rate, (mt/mt)
Non Hazardous Waste, to internal recovery/recycling, Eco-Eff Rate (mt/mt)
Non Hazardous Waste, to landfill – sludge, Eco-Eff Rate (mt/mt)
Non Hazardous Waste, to landfill – non sludge, Eco-Eff Rate (mt/mt)
Non Hazardous Waste, to other final treatment/disposal, Eco-Eff Rate (mt/mt)

Total Hazardous Waste (mt/metric tons produced)



0.02
0.016
0.012
0.008
0.004
0
2008
2009
2010
2011
Year
Hazardous Waste, to landfill, Eco-Eff Rate (mt/mt)
Hazardous Waste, to external recovery/recycling, Eco-Eff Rate (mt/mt)
Hazardous Waste, to incinerator, Eco-Eff Rate (mt/mt)
Hazardous Waste, to internal recovery/recycling, Eco-Eff Rate (mt/mt)
Hazardous Waste, to other final treatment/disposal, Eco-Eff Rate (mt/mt)

The characterization of waste categories is defined by the national legislation at the point of generation.

Waste Improvement Examples

- Sachtleben Wasserchemie GmbH in Ibbenburen, Germany, produces Polyaluminiumchloride-solutions used to clean waste water in paper mills. To create these solutions, SWC uses Al-containing filter cakes as a raw material instead of aluminum hydroxide.
- Rockwood's Clay-based Performance Additives site in Widnes, Cheshire, UK, has significantly reduced disposal of non-hazardous clay-based materials to landfills. During the period 2006 to 2010, disposal was reduced by 80 percent. This has been achieved by a combination of process improvement and, more importantly, recycling of the material for reuse in a number of industries, including cement manufacture, land reclamation and land/soil improvement.
- CSI Harrisburg, NC, assembles a Green Team each year with the objective of reducing CSI's environmental impact while creating an avenue for cost savings. The team meets twice monthly and considers opportunities in reduction, re-use, recycling, waste prevention, and conservation of resources. In 2011, the Green Team identified an opportunity for super-sack/plastic packaging recycling. The team arranged for recycling pick-up, established plastic collection techniques and storage and trained plant personnel on the program. As a result, landfill garbage volume at the company was cut in half and CSI was able to replace trash compactors with cheaper 8 cubic yard trash dumpsters.



The Chemetall Rai India site is dedicated to maintaining 50 percent of the site as natural area of lawn, trees and gardens. To help maintain this natural area, dry garden waste is recycled using a vermiculture process. The end result is a fertilizer for use on the on-site gardens.

Sustainable Production



IMPROVED PROCESSES ENHANCE OPERATIONS AND PERFORMANCE

Rockwood's goal is to deliver product leadership using environmentally sound technologies and techniques. Reducing environmental impact, increasing recycling of by-products and waste, and minimizing potential process and health hazards related to the use of chemical substances are all crucial success factors for the long-term viability of our businesses.

Process and Product Safety Come First

Process safety is a significant aspect in the daily business of each Rockwood company. All processes, particularly the chemical reactions, are carefully assessed in order to evaluate and to eliminate, minimize or mitigate the associated hazards. Each of our businesses conducts systematic risk analysis such as hazard studies or risk assessments, prompting corrective actions when needed. Further, the handling, use and on-site transportation of our raw materials and products lies in the hands of highly trained and qualified production personnel, researchers, engineers and technicians.

Some of our sites are covered under major hazard regulations such as the Seveso Directive and OSHA Process Safety Management, and, therefore, we maintain systems for process hazard analysis (HAZOP studies), emergency programs and neighborhood relations. We implement new process technologies and controls on a continuous basis. In addition, we recognize the need for systems that maintain our equipment and are working with our businesses to further incorporate predictive and preventative maintenance techniques.



Changes that have a potential to impact employee safety or our local environment are identified, analyzed and controlled by management of change (MOC), process change authorization or scale-up procedures. These evaluations allow us to implement and adopt physical and procedural control measures prior to the start up of a modified process, plant or equipment.

Emergency Preparedness

When dealing with hazardous chemistries and processes, it is prudent to be prepared, thus, operating personnel are trained to recognize and respond to process upsets and control system anomalies.

Shown under construction, Rockwood invested in a new high-purity lithium hydroxide plant at Kings Mountain, NC. The new facility will provide battery-grade lithium for advanced transportation batteries used in plug-in electric and hybrid vehicles.

Shown above: Rockwood understands and respects the impact its operations have on local communities and the surrounding environment. Here the Innerste River bisects the Chemetall facility in Langelsheim.

Sustainable Production



Rescue, Extinguish, Save, Recover

That's the slogan of Chemetall's Works fire brigade (shown above). Founded in 1926 and licensed by the police authority of Braunschweig, the Works fire brigade is comprised of volunteers who also serve as Chemetall craftsmen, chemical technicians or in other full-time jobs. Currently, the Works fire brigade consists of 63 fire fighters (female and male) who work in three teams – two fire service teams and one ambulance service – and is responsible for emergency service at the Langelsheim, Synthomer, Kömmerling and Lehnkering sites. In addition to fire control, they also manage incidents with hazardous materials, provide technical assistance, ambulance services and the fire safety watches.


FULACOLOR

The "Fulacolor" product line from Clay-based Additives is manufactured from natural clays and refined using mild acidification and dried using natural gas to produce a non-hazardous powder. This powder is then supplied for use as a paper coating. The process has been developed over several years to minimize utilities, chemicals and waste. The process is regarded by the UK Health, Safety & Environment Agency as low potential and is monitored for environmental impact by the EA and is REACH registered. Product supply is accompanied by practical technical and risk advice about how to use the product most efficiently. The product is fully consumed in the customer's process and therefore no waste is generated. The site operates under the ISO 9000, 14001 and 18001 standards.

Our sites maintain excellently trained and equipped fire brigades or facility fire fighting personnel. Ongoing cooperation with public emergency facilities is typical across our business so that the community emergency responders are familiar with our operations. Full-time fire fighters, ambulance technicians, first-aiders and specially trained personnel help to reduce the impacts of any accident or incident to the health of workers and the neighborhood.

Product Stewardship

In keeping with our strong collaborative relationships with our customers, each Rockwood company evaluates the intended use of its products and seeks to provide information that enables responsible product use by customers. Some of our products require a high degree of handling, transportation and/or application know-how. Therefore, customer service regarding product application is integral to our business. This collaboration is particularly important to our businesses that provide products on a nanoparticle basis. For nanotechnology applications, we share technical expertise regarding safe handling, worker protection and potential hazards with our customers, government agencies and industry trade associations.

We actively seek to reduce the environmental impact of our products and processes. In some cases, substitution of hazardous ingredients such as heavy metals or toxic substances with non-toxic materials will positively impact the use of our products at our customer sites, contributing to the protection of resources, as well as improving processes and working conditions in our own facilities. Our goal for all companies is appropriate standards of product safety within their respective business.

Rockwood's subsidiaries have many products that fall within the various regulatory approval processes around the world. Each business has embedded expertise and systems that enable them to actively participate with these regimes, such as REACH, TSCA and FIFRA. Safety information regarding our products is provided on a routine basis and updated regularly. Electronic databases allow access to this information at any time. Notification, registration and labeling and providing of actual Safety Data Sheets are prerequisites of our product safety management. The comprehensive and timely communication of this information to our customers and the authorities is a routine part of doing business.

Example of REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) Compliance

REACH (Registration, Evaluation, Authorization and Restriction of Chemical substances) is the European Community Regulation on chemicals and their safe use. To comply with this initiative, Chemetall established a central REACH group, which is supported by REACH-responsible persons in every business unit. For Chemetall companies located outside the EU and exporting directly to the EU, Chemetall GmbH was appointed as the "Only Representative" to fulfill the REACH requirements. Therefore, our customers are not importers under the regulation and can count on us for this registration process.



Chemetall Surface Treatment scientists review a Material Safety Data Sheet.

To ensure continuity of delivery to its customers, Chemetall preregistered all relevant substances that require registration at the European Chemical Agency (ECHA). Building on these preregistrations, Chemetall intends to register all relevant substances by 2018.

As part of the registration process, the uses for chemical substances must be identified and detailed according to ECHA Guidance. Chemetall is working closely with its customers and associations to ensure this is accomplished. In addition, where required, Chemetall is creating Chemical Safety Assessments (CSA) and Chemical Safety Reports (CSR) for our customers' use. For substances that are now registered at ECHA, the relevant information has been added to the extended Safety Data Sheet (eSDS) including the indication of values for predicted no-effect concentration (PNEC) and derived no-effect level (DNEL).

Chemetall has integrated REACH into its Product Safety Group. This group of professionals is also working to implement the requirements of the Globally Harmonized System (GHS). The GHS changes the structure of Material Safety Data Sheets (MSDS) and Chemetall made the appropriate updates and will continue to update these, as necessary. As part of the Regulation on Classification, Labeling and Packaging of Substances and Mixtures (CLP), substances have been classified and labeled, including the listing of all relevant substances on the CLP inventory.

Sustainable Production in Practice

A Rich History of Investment into Better Production Processes Results in Zero By-products

For the first time ever, zero by-product production of titanium dioxide (TiO_2) is a reality at Sachtleben's Duisburg, Germany, plant. Sachtleben TiO_2 production has always been an integrated system with by-products from one production stream used as the feed material for another process or converted into useful products for customers. The only exception at Duisburg was gypsum waste generated during the production of so-called TiO_2 "seeds", which control particle size during production. Prior to 2011, there were no industrial applications for this grade of gypsum, and the material was disposed of in a landfill. Developed in 2011, a new gypsum-free process has now been installed to replace this production stage, making Duisburg TiO_2 production completely waste free. Thanks to decades of painstaking research and enormous investment by Sachtleben, all the by-products resulting from the TiO_2 production process are now converted to useful products.

Chemetall Lithium Receives Funding to Set up Pilot Plant for the Recycling of Lithium-Ion Batteries

The German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety awarded €5.7 million to Rockwood Lithium to set up a pilot plant for the recycling of lithium-ion batteries.

Chemetall is part of a consortium of companies participating in "LithoRec," a comprehensive research and development project related to the recycling of lithium-ion batteries. As few electric vehicles have entered the market, there is limited knowledge and expertise on the collecting and recycling of large lithium-ion batteries. Existing techniques concentrate on the recycling of lithium-ion batteries for portable electronics, with low recycling rates and little to no recovery of lithium. Currently, there is no process for the recycling of automotive batteries used in electric cars, especially for the recovery of lithium out of cathode material and electrolytes.

The main target of the "LithoRec" project is to develop recycling technologies for lithium-ion batteries for electric cars.

Social Responsibility



COMMITMENT TO ENHANCING OUR COMMUNITIES

Our social responsibility to our employees and their families also extends to the greater communities in which we operate. As responsible corporate citizens we support activities that make a positive impact in our communities and expect all of our employees to act as such on all levels.

Community

Our employees live and work in the communities where our facilities are located so we partner with local governments, schools and other businesses to encourage their growth and sustainability. From corporate giving to providing educational support, from investing in capital projects that benefit the community to supporting individual participation through volunteerism, we strive for active involvement and open communications with others in the community at all levels.

Governance and Integrity

Rockwood has always had a strong commitment to excellence by conducting business with integrity and complying with the law. The company's results, reputation and continued success depends on our adherence to a global company standard of ethics and accountability. The specialty chemicals industry is facing an ever-changing regulatory landscape. New regulations and increased enforcement of existing regulation mean that we must be at the forefront of these issues as they evolve. We also weigh the higher expectations from investors and other key stakeholders such as local governments and communities, regulatory agencies, industry sector organizations and certification bodies as we continually enhance our compliance policies. Rockwood proactively creates clearly defined compliance systems, which include policies and controls, training for our employees, monitoring of compliance and a clear direction regarding our culture. Accordingly, we have further refined our compliance systems in areas such as anti-bribery, financial governance, and export controls and will strive to continually improve our governance programs.



The DUSA European Association Suzhou supports the charitable projects of Suzhou Shishan Church to collect clothing and other needed articles for a Chijiu village in Yunnan province. As a member of DUSA European Association Suzhou, CeramTec Suzhou organized a clothes donation drive. Employee response was overwhelming. In addition to donating more than 600 articles of clothing, employees also gave their time to pack the donations. It was the first time CeramTec Suzhou participated in such an activity.

Policies and Training

We lead by example and our ethical business practices. Our Chairman and CEO reinforces company culture of compliance and acting with integrity in a recorded web-based message called "Tone at the Top." The key message in this series reinforces our culture of zero tolerance for unethical behavior.

Photo above: Rockwood is committed to the communities where we live and operate. Shown is the town of Peine, Chile.

Ethical behavior for Rockwood employees and managers is defined in its Code of Business Conduct and Ethics and covers a wide range of business practices. To supplement this code, our training programs create awareness and provide employees with resources to contact when confronted with an ethical dilemma. All directors, executive officers and employees must conduct themselves according to the code. The code comprises our basic standards, compliance procedures, as well as globally accessible telephone and internet based hotlines to report unethical conduct or violations. These are accessible from all locations worldwide at any time. The business compliance framework also includes global anti-trust and competition law, trade restrictions, anti-bribery and securities trading and social media.

In early 2012, we introduced our "Investigation and Reporting Policy," which complements our whistleblower policy and is intended to convey the obligation to report compliance issues to Corporate and outline how investigations should be managed and documented.

In addition, privacy issues are becoming increasingly important for our employees and customers. To that end, Rockwood completed its certification for compliance with the European Union Directive on Data Protection in early 2012.

We regularly conduct business integrity trainings for employees who are exposed to compliance risks. 3,750 of 9,600 employees have completed these trainings to date. We require these employees, to complete annually at least four full-length courses on topics such as anti-bribery, mutual respect, confidentiality, anti-trust and export controls and at least six vignettes or short courses that serve as reminders of some important ethical dilemmas our employees may encounter.

Anti-corruption Policies, Training and Monitoring

Anti-corruption, as defined in Rockwood's guide to complying with foreign corrupt practices act, has led us to analyze all of our businesses for risks related to corruption. We determined that third parties, distributors and location of the business activity play a critical role in assessing potential bribery risk. As part of the new anti-corruption initiatives, we are conducting due diligence processes for certain business ventures and relationships.

Monitoring is a critical component of the compliance process and is supported by surveys conducted among managers and internal audit reviews. We completed numerous reviews in 2011 and found no incidents of corruption and will continue the review process throughout 2012. Should we encounter corruption in a new or existing business relationship, we will immediately terminate the questionable conduct and take appropriate measures, including disciplinary action.



Rockwood Italia's Science Restores the Past

While the Rockwood companies help shape the future with research and innovation, our science and products also play an important role in preserving valuable historical artifacts in our communities. As part of the *Consulta di Torino*, Rockwood Pigments Italia is one of 32 companies engaged in the recovery and enhancement of the historic and artistic heritage of the city of Turin.

As a member of the council, we recently began to cooperate with the *Centro Conservzione e Restauro de La Venaria Reale*, which is part of the University of Torino's academic program specializing in research and instruction on historic restoration. Within this organization, there is a department solely dedicated to the study and characteristics of inorganic pigments.

Throughout history, inorganic pigments were the main source of color in paints, sculptures, frescos, stuccos and wood. Our role in conservation projects in Italy is to identify the characteristics of natural pigments and develop 'drop in' matches for restoration purposes.

One such project is the restoration of the *Peota Reale di Carlo Emanuele III*, which is the only remaining *peota* (or river barge) from the royal House of Savoy. Commissioned by King Carlo Emanuele III in 1730, the boat is an archetype of artistic Venetian construction. There is additional historical significance, as it was designed by Filippo Juvarra and built by the master carpenter Matteo Calderoni. The floating palace was the heart of the royal family's solemn ceremonies, weddings and pleasure trips, which signified the importance of the waterways of the region. The magnificence of the barge's decorative paintings and artistic craftsmanship provides us with a glimpse of the pageantry once the centerpiece of the River Po.

The royal peota is constructed of gilded wood, with an intricately carved hull. We have been working to match color and properties to the natural red iron oxides pigments originally used.

"We are conscious of the rich history of our region and are pleased that our research and science can help preserve such rare artifacts so valuable to understanding the past," said Marino Sergi, Managing Director, Rockwood Color Pigments and Services. "We intend to continue this collaboration with the University of Torino, one of the oldest and most prestigious universities in Europe, to ensure our rich history is preserved. We feel that as a member of the community of the city of Turin, Rockwood Italia should play an active part in its restoration."

Social Responsibility



"Girls' Day" is a nationwide program in Germany to promote technical jobs to girls to increase their interest. CeramTec supports this program and opens its doors to interested young women. Here engineers engage participants in demonstrations.

Achievements 2011

Since 2010, Rockwood has reviewed and expanded its policies as well as its compliance training courses. In order to assist employees with ethical and legal situations that arise in business dealings we have:

- Updated our Code of Business Conduct and Ethics;
- Created a more comprehensive guide to complying with the Foreign Corrupt Practices Act, OECD Conventions and other anti-bribery prohibitions;
- Provided live FCPA and anti-trust training in 13 countries in local languages;
- Conducted webcasts on the UK Bribery Act in addition to the our global web-based training, which is provided globally in 11 languages.

One of the big successes of 2011 was the modification of the corporate training program to include more meaningful content and the expanded use of web-based training. We have achieved greater than 95 percent course completion rates on our web-based training with an intention to attain our goal of 100 percent completion rates. Compliance is an evolving process that requires the commitment of all of our employees and our adherence to excellence will enable us to successfully adapt to the changing regulatory environment.

Human Rights

Rockwood has global operations, efficiently serving customers worldwide, and maintains 81 manufacturing facilities in 23 countries around the world. We consider our exposure to human rights abuses to be small due to the locations of its operations. 85 percent of our operations are situated in Europe and the United States, followed by operations exceeding 100 employees per site in Malaysia, China, Chile and South Africa.

In response to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related proposed regulations on "conflict minerals" sourced from the Democratic Republic of the Congo, Rockwood will conduct an analysis of its raw material supply chain, and get an enhanced understanding of the sourcing locations for minerals such as tin and gold. In addition, Rockwood will conduct due diligence related to the California Transparency Act, which requires disclosure of efforts to eliminate human trafficking and slavery in supply chains.

In Chile, Rockwood operates in an area that protects the rights of indigenous people through a permitting process. The Salar de Atacama operation is located in a fragile ecosystem with a proximal native community of some 900 persons. Rockwood plans to expand the use of brine in its mining operation while minimizing the impact to the ecosystem and the neighboring community. Since its inception, Rockwood Lithium in Chile has engaged with the local community by basing its work camp within the town. Over the years Rockwood Lithium has contributed towards the development of a primary school and a secondary school. In 2010 the company completed power transmission lines from its facility to the community in order to provide electricity on a continuous basis for the first time to the residents of the community (shown below and detailed on next page).



Rockwood Chile and the Peine Community Look to the Future



A modest, whitewashed 200 year old church called the Iglesia de San Roque sits at the center of village life in the indigenous Chilean community of Peine. The rural community, which lies in the Andean foothills, retains its remote and rustic character and remains an important stop for tourists in the high Atacama Desert. However, the village is much more than a relic of an ancient way of life. It has become a thriving community poised to benefit from the transformation of the world's transportation system. Thanks to a productive relationship between the village of Peine and Rockwood Lithium, the promise of the future of this community is great.

Rockwood Lithium and our Chilean business unit established close ties to Peine in 1980 when we arrived at the Salar de Atacama to begin to develop the valuable lithium resource there. Over the past three decades, our close, mutual collaboration with the local community has enabled us both to prosper, while protecting the sensitive environment surrounding the Salar.

We built our relationship with the people of Peine on a common understanding—that they would play a fundamental role in the development of Rockwood's lithium brine pond system and share in the growth and success of the business. Rockwood trained the people of Peine to staff the laboratories, tend the brine evaporation ponds and maintain the production facilities. Today, two out of three employees at Rockwood's Salar operations are natives of Peine.



In addition to training and employing the local people for our operations, Rockwood has provided steady support to the community as a whole. We provide underground electric distribution lines from our generators to ensure that the community has an uninterrupted supply of electricity. We also provide constant support to the San Roque School, through infrastructure, educational resources and athletic equipment. In addition, we have combined efforts with the community of Peine to help protect the habitat of flamingos, which thrive in the oases of northern Chile.

The hallmark of our relationship has been a focus on future development, based on respect for tradition, culture and the environment. Through an integrated management system—pioneered in Chile—Rockwood and Peine work to take care of the Salar de Atacama, the community and environment. The result has been sustainable village life and a sustainable business.



The past and present success of this business model positions Rockwood well for the expected growth in lithium demand as it increases for electric cars with lithium-ion batteries. Rockwood and our employees in the Salar de Atacama and the La Negra Process Plant in Antofagasta region will play a vital role in this growth with an eco-friendly business with state-of-the-art technology.

Over the last three decades, Rockwood has worked with the community of Peine with a focus on future development, based on respect for tradition, culture and the environment.


AN ONGOING COMMITMENT TO SUSTAINABILITY
Global Presence
Rockwood Cla
Rockwood Corporate Headquarters
Frankfurt, Germany
Chemetall Surface Treatment
Frankfurt, Germany
Rockwood Lithium
Frankfurt, Germany
Advanced Ceramics
Plochingen, Germany
Gomet
Azeglio, Italy
Rockwood
Lithium


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